
04026188


UNITY
BANCORP•INC

2003 Annual Report

Table of Contents



Shareholders' Message

We are pleased with our progress in 2003 and are looking forward to meeting the challenges that lay ahead in 2004 and beyond. In almost all respects, 2003 was a success. Unity reported record earnings of $4.6 million, or $0.81 per diluted share, a 28.6 percent increase over 2002. These numbers translate into return on assets of 1.04 percent and return on equity of 16.05 percent. The increase in our earnings has translated into further increases in shareholder value. Unity's common stock closed the year at $11.43 per share, a 45 percent increase over the prior year-end.

In addition to improving the operating results of the Company, the Board of Directors and Management are committed to improving Unity's culture. We have embarked on a mission to foster our commitment to our core values. It will be our commitment to these principles, or as we call them, the "Unity Commandments," that will mold our behavior and success into the future.

The "Unity Commandments" are as follows:

- Treat all employees and customers with dignity and respect
- Provide the highest level of service for our customers
- Always do the right thing
- Increase the profits of the Company

We at Unity are committed to these principles and we recognize that in order to be successful, there is no compromising on our core values.

Despite the continued low interest rate environment, Unity has continued to improve its net interest margin. In 2003, our net interest margin increased to 4.28 percent, from the 4.09 percent in 2002. As a result, net interest income, our primary source of revenue, increased 13.6 percent in 2003 to $17.9 million.

As a result of the growth in net interest income and non-interest income, the Company has reported it's third consecutive year of increased profits since the restructuring in 2000. We are committed to continuing positive trends for 2004 and beyond. We are energized by our progress and are ready to meet the challenges that lay ahead. The competition for loan demand has created an environment of unprecedented opportunities for borrowers and marginal pricing for lenders. The political climate in Washington suggests that the reduction in the Small Business Administration's 7a loan program is permanent. Lastly, the economic recovery has stalled and it appears that 2004 will be another year of modest job growth and low interest rates. Nonetheless, we are committed to meeting these challenges, both today and tomorrow.



As a result of our consistent earnings, the Company declared a 5 percent stock dividend in the first quarter of 2003. In the third and fourth quarter the Company declared a $0.03 cash dividend. The quarterly dividend has been increased to $.04 in the first quarter of 2004. We look forward to returning a portion of our retained profits to our shareholders, while actively managing the appropriate level of capital for future growth.

We have recently opened our thirteenth branch in Bridgewater, NJ, and are committed to opening one to two branches a year. If you are a depositor, you know that many of our branches are open seven days a week. In addition, Unity branches are open longer hours to make it more convenient for our customers. Our PC banking and bill paying applications give our customers access to their accounts 24 hours a day, seven days a week.

In 2003, Unity Bank was awarded the prestigious Silver Award from the Small Business Administration's New Jersey office. We also received the SBA Distinguished Lender Award as the number one SBA Lender among New Jersey mid-sized banks and the SBA Newark District Directors Award for being the number one participating lender in the SBA 504 Loan Program.

We look forward to exceeding your expectations in 2004. We and the employees of Unity are committed to achieving our financial goals and look forward to the challenges ahead.

The Board of Directors, management and staff thank you and we continue to appreciate your loyalty and support.

David D. Dallas
Chairman and CEO

James A. Hughes
President



Directors, Management and Officers

Board of Directors*

Frank Ali
Joined Unity as a Director in March 2002. An entrepreneur and real estate developer.

Dr. Mark S. Brody
Joined Unity as a Director in February 2002. Provides investment advice to the clients of Financial Planning Analysts, a New York-based financial planning firm. Non-practicing physician licensed in New York State.

Donna Butler, Esq.
Joined Unity as a Director in April 2001. Member of New York and New Jersey Bars.

David D. Dallas
Chairman and Chief Executive Officer of Unity Bancorp, Inc. and Unity Bank. Founding member of Unity Bank in 1991. Chief Executive Officer of Dallas Group of America and President of Dallas Chemical and Technologies, Inc., a manufacturer of specialty chemicals based in Whitehouse, NJ.

Robert H. Dallas, II
Founding member of Unity Bank in 1991. President of Dallas Group of America, and Chief Executive Officer of Dallas Chemical and Technologies, Inc., a manufacturer of specialty chemicals based in Whitehouse, NJ.

Peter P. DeTommaso
Founding member of Unity Bank in 1991. Retired President of Homeowners Heaven, Inc., a building and lumber supply company based in North Plainfield, NJ.

James A. Hughes, CPA
Joined Unity in December 2000 and serves as President of Unity Bancorp, Inc. and Unity Bank.

Charles S. Loring
Founding member of Unity Bank in 1991. Owner of Charles S. Loring, CPA, an accounting firm based in Branchburg, NJ.

Samuel Stothoff
Founding member of Unity Bank in 1991. President of Samuel Stothoff Company, a well drilling company based in Flemington, NJ.

Allen Tucker
Vice Chairman of Unity Bancorp, Inc. and Unity Bank. Joined Unity as a Director in 1995. President of Tucker Enterprises, a real estate development firm based in Clark, NJ.

*All Directors of Unity Bancorp, Inc. are also Directors of Unity Bank.

Executive Officers

Alan J. Bedner Jr., CPA
Joined Unity in April 2001 and serves as Executive Vice President and Chief Financial Officer.

Michael T. Bono
Joined Unity in August 1995 and serves as Executive Vice President and Chief Retail Officer.

Michael F. Downes
Joined Unity in September 1996 and serves as Executive Vice President and Chief Lending Officer.

James A. Hughes, CPA
Joined Unity in December 2000 and serves as President.

John J. Kauchak
Joined Unity in February 1996 and serves as Executive Vice President and Chief Operating Officer.

Kelly A. Stashko
Joined Unity in September 1996 and serves as Executive Vice President, Communications.

Senior Management

Janice Bolomey
Joined Unity in January 2000 and serves as Senior Vice President, Retail Operations Manager.

Sanjay Patel
Joined Unity in October 1997 and serves as Senior Vice President, Business Development Executive.



Officers

Marybeth Capparell	Vice President	Business Development Executive
Laureen Cook	Vice President	Controller
Mickey Corpora	Vice President	Business Development Executive
Walter Deutsch	Vice President	Manager - Highland Park Office
Keith Fenstermaker	Vice President	Credit Manager
Jonathan Feraro	Vice President	Human Resources Manager
James Howard	Vice President	Business Development Executive
Donna Kidd	Vice President	Business Development Executive
Edward Lynch	Vice President	Business Development Executive
Carole Marshall	Vice President	Compliance/CRA Officer
Michele Mauro	Vice President	Facilities
Hiren Mehta	Vice President	Business Development Executive
James Meissner	Vice President	Business Development Executive
Elena Seiple	Vice President	IT Manager
Lawrence Pleus	Vice President	Business Development Executive
Bob Roguso	Vice President	Business Development Executive
Suman Saxena	Vice President	Consumer Lending Manager
Paula Sierp	Vice President	Corporate Relations
Joni Ur	Vice President	Manager - Linden Office
Paul Yankowski	Vice President	Manager - North Plainfield Office
Jeffrey Zalkin	Vice President	Asset Recovery
Elizabeth Arias	Assistant Vice President	Manager - Bridgewater Office
Dawn Bay	Assistant Vice President	Loan Servicing Manager
Scott Birkner	Assistant Vice President	Manager - Clinton Office
Joseph Campese	Assistant Vice President	Business Development Executive
Carmine Cantalupo	Assistant Vice President	Manager - Springfield Office
Tino Fontes	Assistant Vice President	Manager - South Plainfield Office
Jacqueline Foy	Assistant Vice President	Manager - Colonia Office
Cindy Gale	Assistant Vice President	Training
Smita Goradia	Assistant Vice President	Manager - Edison Office
Johnanna Gromek	Assistant Vice President	Manager - Union Office
Jan Lawler	Assistant Vice President	Manager - Flemington Office
Margarita Pappas	Assistant Vice President	Corporate Relations
Barbara Pasquale	Assistant Vice President	Mortgage Department
Darlene Pinto	Assistant Vice President	Manager - Scotch Plains Office
Marie Rapisarda	Assistant Vice President	Manager - Loan Closing
Maria Rocha	Assistant Vice President	Assistant Manager - Springfield Office
Bonnie Steinert	Assistant Vice President	Human Resources Department
Sally Wilson	Assistant Vice President	Deposit Services Supervisor
Linda McDermott	Corporate Secretary	Administrative Assistant
Judy Floyd	Assistant Treasurer	Senior Deposit Processor
Arlene Goczalk	Assistant Treasurer	Consumer Loan Servicer
Chris Lee	Assistant Treasurer	Deposit Processor
Larina Lippincott	Assistant Treasurer	Information Technology Analyst
Lisa Masterson	Assistant Treasurer	Assistant Manager - North Plainfield Office
Inge Nicol	Assistant Treasurer	Administrative Assistant
Kristie Walker	Assistant Treasurer	Credit Analyst
Carolina Alvarez	Assistant Secretary	Retail Division
Rebecca Vanselous	Assistant Secretary	Loan Closer



Management's Discussion and Analysis
of Financial Condition and Results of Operations

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)	At or for the Years Ended December 31st				
	2003	2002	(1) 2001	2000	1999
Selected Results of Operations					
Interest income	$24,895	$24,295	$23,892	$28,017	$23,688
Interest expense	7,028	8,572	11,702	16,322	12,738
Net interest income	17,867	15,723	12,190	11,695	10,950
Provision for loan losses	1,600	2,350	1,400	716	1,743
Other income	8,343	7,991	5,391	7,666	5,606
Other expenses	17,329	15,544	14,522	23,718	20,578
Tax expense (benefit)	2,698	2,111	(382)	839	(2,387)
Net income (loss)	4,583	3,709	2,041	(5,912)	(3,378)
Per Share Data					
Net income (loss) per common share (basic)	0.85	0.67	0.00	(1.63)	(0.86)
Net income (loss) per common share (diluted)	0.81	0.63	0.00	(1.63)	(0.86)
Book value per common share	5.68	5.03	4.57	4.11	5.60
Market value per common share	11.43	7.85	6.20	1.90	5.72
Cash dividends declared on common shares	0.06	-	-	-	0.24
Selected Balance Sheet Data					
Total assets	467,419	433,153	379,232	356,003	438,969
Loans	339,755	311,794	272,559	226,140	322,532
Allowance for loan losses	5,352	4,094	3,165	2,558	2,173
Investment securities	92,347	81,754	80,696	70,837	74,349
Deposits	414,982	382,585	339,954	320,318	357,538
Borrowings	19,279	19,279	10,000	10,000	53,000
Shareholders' equity	30,762	27,103	24,836	21,314	21,792
Common shares outstanding	5,415	5,393	5,369	3,892	3,890
Performance Ratios					
Return on average assets	1.04%	0.91%	0.56 %	(1.44)%	(0.94)%
Return on average common equity	16.05%	13.95%	(0.11)%	(33.43)%	(14.33)%
Efficiency ratio	66.59%	66.18%	82.60%	N/M	N/M
Net interest margin	4.28%	4.09%	3.56%	3.19 %	3.49 %
Net interest spread	3.85%	3.59%	2.84%	2.61 %	3.01 %
Asset Quality Ratios					
Allowance for loan losses to loans	1.58%	1.31%	1.16%	1.13%	0.67%
Allowance for loan losses to non-performing loans	99.20%	115.10%	99.40%	88.12%	153.90%
Non-performing loans to total loans	1.59%	1.14%	1.17%	1.28%	0.44%
Non-performing assets to total loans and OREO	1.68%	1.20%	1.26%	1.35%	0.90%
Net charge-offs to average loans	0.11%	0.48%	0.33%	0.12%	0.59%
Capital Ratios - Company					
Leverage ratio	9.02%	8.38%	6.62%	5.50%	4.35%
Tier 1 risk-based capital ratio	11.28%	11.05%	9.53%	9.61%	6.17%
Total risk-based capital ratio	12.53%	12.32%	10.75%	10.76%	6.88%
Capital Ratios - Bank					
Leverage ratio	7.22%	6.96%	6.25%	5.24%	4.01%
Tier 1 risk-based capital ratio	9.05%	9.16%	9.00%	9.12%	5.62%
Total risk-based capital ratio	11.98%	10.41%	10.22%	10.26%	6.33%

(1) 2001 includes impact of $1.8 million non-cash preferred dividend as a result of preferred stock conversion to common stock in 2001.
N/M - Not Meaningful
All share amounts have been restated to include the effect of the 5% stock distribution paid on March 12, 2003.



Management's Discussion and Analysis

of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes relating thereto included herein. When necessary, reclassifications have been made to prior period's data for purposes of comparability with current period presentation.

Critical Accounting Policies and Estimates

"Management's Discussion and Analysis of Financial Condition and Results of Operation" is based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Company's Audited Consolidated Financial Statements for the year ended December 31, 2003, contains a summary of the Company's significant accounting policies. Management believes the Company's policy with respect to the methodology for the determination of the allowance for loan losses involves a higher degree of complexity and requires management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could materially impact results of operations. This critical policy and its application is periodically reviewed with the Audit Committee and the Board of Directors.

The provision for loan losses is based upon management's evaluation of the adequacy of the allowance, including an assessment of known and inherent risks in the portfolio, giving consideration to the size and composition of the loan portfolio, actual loan loss experience, level of delinquencies, detailed analysis of individual loans for which full collectibility may not be assured, the existence and estimated net realizable value of any underlying collateral and guarantees securing the loans, and current economic and market conditions. Although management uses the best information available, the level of the allowance for loan losses remains an estimate which is subject to significant judgment and short-term change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to make additional provisions for loan losses based upon information available to them at the time of their examination. Furthermore, the majority of the Company's loans are secured by real estate in the State of New Jersey. Accordingly, the collectibility of a substantial portion of the carrying value of the Company's loan portfolio is susceptible to changes in local real estate market conditions and may be adversely affected should real estate values decline or the Central New Jersey area experience an adverse economic shock. Future adjustments to the allowance for loan losses may be necessary due to economic, operating, regulatory and other conditions beyond the Company's control.

Overview

Unity Bancorp, Inc. (the "Parent Company") is a bank holding company incorporated in New Jersey under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Unity Bank (the "Bank," or when consolidated with the Parent Company, the "Company") is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through the Internet and its 13 branch offices located in Hunterdon, Middlesex, Somerset and Union counties in New Jersey. These services include: the acceptance of demand, savings and time deposits, extension of consumer, real estate, Small Business Administration and other commercial credits, as well as personal investment advisory services.

Net income for the year ended December 31, 2003, was $4.6 million, a 23.6% increase compared to $3.7 million for 2002.

Earnings per basic and diluted share for the year ended December 31, 2003 were $0.85 and $0.81, respectively compared to $0.67 and $0.63 for the prior year. The increase in earnings from the prior year is primarily the result of increased revenue due to the improvement in net interest margin and higher levels of non-interest income, partially offset by increases in non-interest expense and income tax expense.

Net interest income for the year ended December 31, 2003 was $17.9 million compared to $15.7 million in 2002, an increase of $2.1 million, or 13.6%. The increase in net interest income is attributed to an increase in net interest spread and higher levels of net earning assets. Net interest spread increased to 3.85% in 2003 from 3.59% in 2002. As a result of the increase in net interest spread, net interest margin increased to 4.28% in 2003, up from 4.09% in 2002. The primary cause of the increase in both net interest spread and net interest margin was the reduced cost of funds due to a lower rate environment.

Non-interest income for 2003 was $8.3 million, a 4.4% increase over the $8.0 million recorded in 2002. The primary reason for the increase was a $430 thousand increase in service charges on deposits due to a larger deposit base and rate changes in 2003 and a $459 thousand increase in service and loan fee income due to increased transactional volume. The increase in non-interest income was partially offset by a decline of $552 thousand in gains on sale of Small Business Administration ("SBA") loans due to the lower volume of SBA 7a loan sales. The Company anticipates that this trend will continue due to the SBA capping the 7a loan program in 2004.

Non-interest expenses increased 11.5% in 2003, to $17.3 million, from $15.5 million in 2002. Salaries and benefits expense increased due to increased head count and higher medical insurance premiums. Occupancy expense increased due to the opening of a new branch location. Professional services expense increased due to a $700 thousand charge taken in the fourth quarter of 2003 related to the audit committee inquiry of the prior President and Chief Executive Officer. Loan processing costs increased due to increased collection costs related to the collection of non-performing loans. Processing and communications costs decreased due to lower payroll processing expense and lower fees related to the ordering of coin and currency. Furniture and equipment expense decreased due to assets being fully depreciated during the year. Deposit insurance cost decreased due to the improved capital condition of the Company.

In 2003, the Company recorded income tax expense of $2.7 million, resulting in a 37.1% effective tax rate compared to $2.1 million or a 36.3% effective tax rate in 2002.

Results of Operations

The Company's results of operations depend primarily on its net interest income, which is the difference between the interest earned on its earning assets and the interest paid on funds borrowed to support those assets. Net interest margin is a function of the difference between the weighted average interest rate received on interest-earning assets as compared with that of the average cost of interest-bearing liabilities.

Interest income was $24.9 million in 2003, a 2.5% increase over the $24.3 million realized in 2002. The increase is due to a higher level of earning assets, partially offset by the lower yield earned on those assets. Interest-earning assets averaged $419.2 million in 2003, a 9.0% increase over the $384.4 million in 2002. The increase in average earning assets occurred as a result of a $28.4 million increase in average loans, a $5.4 million increase in securities and a $1.0 million increase in Federal funds sold and interest bearing deposits with banks.

As a result of the lower interest rate environment, the rate earned on interest-earning assets decreased 36 basis points to 5.96% in 2003. Of the $656 thousand increase in interest income on a tax equivalent basis in 2003, $2.3 million can be attributed to the increase in average interest earning assets partially offset by a $1.6 million reduction related to yield.

Interest expense was $7.0 million in 2003, a decrease of $1.6

million, or 18.0%, compared to $8.6 million in 2002. Interest-bearing liabilities averaged $333.5 million in 2003, an increase of $19.9 million, or 6.3%, compared to 2002. The increase in average interest-bearing liabilities can be attributed to core deposit growth in the Company's 13 retail branches. The rate paid on interest-bearing liabilities decreased 62 basis points to 2.11%, primarily due to the repricing of deposits in a lower interest rate environment. Of the $1.5 million decline in interest expense in 2003, $1.7 million is attributed to the rate paid on these liabilities, partially offset by $181 thousand in interest expense related to the increase in interest bearing liabilities.

Net interest income amounted to $17.9 million in 2003, an increase of $2.1 million, or 13.6%, compared to 2002. The increase in net interest income was the result of a 26 basis points increase in net interest spread which averaged 3.85% in 2003. Net interest margin was 4.28% for 2003, an increase of 19 basis points compared to 4.09% in 2002. As a result of the low interest rate environment, net interest margin is not expected to increase in 2004, unless there is an increase in interest rates.

For 2002, net interest income was $15.7 million, a $3.5 million increase from the $12.2 million earned in 2001. This increase was due to the growth in net interest-earning assets and the improvement in net interest spread as higher costing deposits repriced in a lower rate environment. Both interest-earning assets and interest-bearing liabilities increased in 2002 from the prior year as a result of the Company's growth in its loan and deposit portfolios.

The following table reflects the components of net interest income, setting forth for the periods presented herein: (1) average assets, liabilities and shareholders' equity, (2) interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) net interest spread, (which is the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) net interest income/margin on average earning assets. Rates/Yields are computed on a fully tax-equivalent basis, assuming a federal income tax rate of 34 percent.

Consolidated Average Balance Sheets

(Dollar amounts in thousands – Interest amounts and interest rates/yields on a fully tax-equivalent basis.)

	2003			2002			2001		
Year ended December 31,	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield	Average Balance	Interest	Rate/ Yield
ASSETS									
Interest-earning assets:									
Federal funds sold and Interest-bearing deposits with banks	$ 10,846	$ 138	1.27%	$ 9,838	$ 161	1.64%	$ 22,857	$ 1,007	4.41%
Securities:									
Available for sale	63,102	2,403	3.81	53,277	2,522	4.73	55,674	3,327	5.98
Held to maturity	19,633	998	5.08	24,099	1,440	5.98	25,307	1,549	6.12
Total securities	82,735	3,401	4.11	77,376	3,962	5.12	80,981	4,876	6.02
Loans, net of unearned discount:									
SBA loans	65,555	4,115	6.28	57,808	3,750	6.49	40,454	3,565	8.81
Commercial	175,685	12,495	7.11	145,031	10,842	7.48	93,925	7,870	8.38
Residential mortgage	52,014	3,126	6.01	67,470	4,030	5.97	76,560	4,640	6.06
Consumer	32,323	1,676	5.19	26,873	1,550	5.77	27,776	1,934	6.96
Total loans	325,577	21,412	6.58	297,182	20,172	6.79	238,715	18,009	7.54
Total interest-earning assets	419,158	24,951	5.96	384,396	24,295	6.32	342,553	23,892	6.97
Noninterest-earning assets:									
Cash and due from banks	14,216			13,879			11,463		
Allowance for loan losses	(4,783)			(3,680)			(2,785)		
Other assets	13,764			12,317			13,075		
Total noninterest-earning assets	23,197			22,516			21,753		
Total Assets	$442,355			$406,912			$364,306		
LIABILITIES AND SHAREHOLDERS' EQUITY:									
Interest-bearing deposits									
Interest-bearing demand	$184,220	2,703	1.47	$151,115	2,731	1.81	$109,444	3,093	2.83
Savings deposits	36,976	423	1.14	34,000	760	2.24	30,837	734	2.38
Time deposits	90,814	2,733	3.01	112,799	4,175	3.70	130,063	7,095	5.46
Total interest-bearing deposits	312,010	5,859	1.88	297,914	7,666	2.57	270,344	10,922	4.04
Other debt	21,532	1,169	5.43	15,719	906	5.76	12,911	780	6.04
Total interest-bearing liabilities	333,542	7,028	2.11	313,633	8,572	2.73	283,255	11,702	4.13
Noninterest-bearing liabilities:									
Demand deposits	79,102			64,900			56,967		
Other liabilities	1,152			1,714			1,670		
Total noninterest-bearing liabilities	80,254			66,614			58,637		
Shareholders' equity	28,559			26,665			22,414		
Total Liabilities and Shareholders' Equity	$442,355			$406,912			$364,306		
Net interest spread		17,923	3.85%		15,723	3.59%		12,190	2.84%
Tax-equivalent basis adjustment		(56)			–			–	
Net interest income		$17,867			$15,723			$12,190	
Net interest margin			4.28%			4.09%			3.56%

The rate volume table below presents an analysis of the impact on interest income and expense resulting from changes in average volume and rates over the periods presented. Changes that are not due to volume or rate variances have been allocated proportionally to both, based on their relative absolute values. Amounts have been computed on a tax-equivalent basis, assuming a federal income tax rate of 34.0%.

Year ended December 31 (Dollar amounts in thousands on a tax equivalent basis)	2003 versus 2002 Increase (Decrease) Due to Change in			2002 versus 2001 Increase (Decrease) Due to Change in		
	Volume	Rate	Net	Volume	Rate	Net
Interest Income:						
Net loans	$2,061	$ (821)	$ 1,240	$4,569	$(2,406)	$ 2,163
Investment securities	175	(736)	(561)	(211)	(703)	(914)
Federal funds sold and Interest-bearing deposits	16	(39)	(23)	(402)	(444)	(846)
Total interest income	$2,252	$(1,596)	$ 656	$3,956	$(3,553)	$ 403
Interest Expense:						
Interest-bearing deposits	538	(566)	(28)	961	(1,323)	(362)
Savings deposits	62	(399)	(337)	71	(45)	26
Time deposits	(737)	(705)	(1,442)	(852)	(2,068)	(2,920)
Total deposits	$ (137)	$(1,670)	$(1,807)	$ 180	$(3,436)	$(3,256)
Other debt	318	(55)	263	163	(37)	126
Total interest expense	$ 181	$(1,725)	$(1,544)	$ 343	$(3,473)	$(3,130)
Net interest income-FTE	$2,071	$ 129	$ 2,200	$3,613	$ (80)	$ 3,533
Increase in tax-equivalent adjustment			56			-
Net interest income			$ 2,144			$ 3,533

Provision for Loan Losses

The provision for loan losses is determined based on management's evaluation of the adequacy of the allowance for loan losses which is maintained at a level that we believe is sufficient to absorb estimated probable losses in the loan portfolio as of the balance sheet date. The provision for loan losses totaled $1.6 million for 2003, a decrease of $750 thousand, compared with $2.4 million for 2002. Net loan chargeoffs for 2003 were $342 thousand compared to $1.4 million in 2002. The decrease in the provision for loan losses for 2003 was attributable to a decrease in net charge-offs, partially offset by the increase and change in the composition of the loan portfolio, the specific and general reserve factors used to determine reserve levels on certain types of loans, the results of the analysis of the estimated probable losses inherent in the loan portfolio based upon the review of particular loans, the credit worthiness of particular borrowers, and general economic conditions. The provision is based on management's assessment of the adequacy of the allowance for loan losses described under the section titled Allowance for Loan Losses. Management believes the current provision is appropriate based on its assessment of the adequacy of the allowance for loan losses.

The provision for loan losses totaled $2.4 million for 2002, compared to $1.4 million in 2001. In 2002, the Company recorded $1.4 million of net charge-offs, compared to $793 thousand of net charge-offs in 2001. The increase in the provision from 2001 to 2002 was attributed primarily to the increased level of net chargeoffs, increases in the loan portfolio and an increase in non-performing loans.

Non-Interest Income

Non-interest income consists of service charges on deposits, service and loan fee income, gains on sales of securities and loans and other income. Non-interest income was $8.3 million for 2003, a $352 thousand, or 4.4% increase compared to $8.0 million for 2002. The increase in non-interest income is primarily attributable to the increase in service charges on deposits and service and loan fee income partially offset by lower gains on sales of SBA 7a loans.

The following table shows the components of Non-interest income for 2003, 2002 and 2001.

Non-Interest Income

(In thousands)	2003	2002	2001
Service charges on deposit accounts	$1,977	$1,547	$1,262
Service and loan fee income	1,956	1,497	1,261
Gain on SBA loan sales, net	3,075	3,627	2,014
Net securities gains	185	228	157
Other income	1,150	1,092	697
Total non-interest income	$8,343	$7,991	$5,391

Service charges on deposit accounts totalled $2.0 million for 2003, an increase of $430 thousand, or 27.8%, from 2002. The increase in deposit service charges over the last two years was the result of improved collection of deposit fees and account charges such as non-sufficient funds, increased fees, and the increase in transactions due to the number of deposit accounts.

Service and loan fee income amounted to $2.0 million for 2003, an increase of $459 thousand, or 30.7%, from 2002. The growth in loan and servicing fees for the past two years can be attributed to an increase in prepayment penalties on commercial loans and the growth of the serviced Small Business Administration ("SBA") loan portfolio, which amounted to $139.8 million, $130.5 million and $100.0 million at December 31, 2003, 2002 and 2001, respectively.

Gains on the sale of SBA loans was $3.1 million in 2003, a 15.2% decrease over 2002. The decrease in gains on the sale of SBA loans is due to a lower volume of SBA 7a loans sold. In 2002, gains on the sale of SBA loans were $3.6 million, an increase of $1.6 million from 2001, related to a higher volume of SBA 7a loans sold. In 2001, the Company retained a portion of SBA loans to enhance net interest income. Gains on SBA loan sales reflect the participation in the SBA's guaranteed loan program. Under the SBA 7a program, the SBA guarantees up to 85% of the principal of a qualifying loan. The Company usually sells the guaranteed portion of the loan into the secondary market and retains the unguaranteed portion. Sales of guaranteed SBA loans totaled $34.8 million, $45.5 million and $30.0 million for 2003, 2002 and 2001, respectively.

A primary source of revenue for the Company is gains on the sale of SBA 7a loans. As a result of current funding limitations on the Small Business Administration, the SBA has imposed a loan cap on SBA 7a loans of $750,000 for 2004, as compared to a cap of $1.5 million in 2003. Although there is no assurance that the cap will not be lifted in 2004, the impact of reducing the cap to $750,000 will likely reduce the amount of the Company's gains on SBA loan sales in 2004.

Net security gains were $185 thousand for the year ended December 31, 2003, a decrease of 18.9%, as compared to $228 thousand for the prior year end. In 2003, the Company recognized an impairment of $330 thousand on an asset-backed security which is included in security gains. Although the Company continues to receive all contractual payments, and the bond is rated A- by Moodys, the default rates on the underlying collateral is higher than anticipated. If the underlying collateral continues to deteriorate, the future market value could be impaired.

Other income was $1.2 million in 2003, compared to $1.1 million in 2002. The increase in other income is attributable to Hallmark Title Company, a joint venture formed in 2002 and increased sales of annuity products.

Non-Interest Expense

Total non-interest expense was $17.3 million for 2003, an 11.5% or $1.8 million increase over 2002. The increase in non-interest expense is primarily related to increases in compensation and employee benefits, professional services and advertising.

The following table presents a breakdown of non-interest expense for the years ended December 31, 2003, 2002 and 2001:

Non-Interest Expense
(In thousands)

	2003	2002	2001
Compensation and benefits	$ 8,301	$ 7,498	$ 6,814
Processing & communications	2,100	2,236	2,071
Occupancy, net	1,884	1,571	1,648
Furniture & equipment	1,061	1,075	1,100
Professional services	1,541	568	690
Loan servicing	651	436	270
Advertising	596	463	375
Deposit insurance	62	161	501
Other expenses	1,133	1,336	1,053
Total non-interest expense	$17,329	$15,544	$14,522

Compensation and benefits expense was $8.3 million for 2003, an $803 thousand, or 10.7% increase, compared to 2002. The increase in compensation and benefits for the past two years is related to the increased head count, merit increases, increases in incentives as a result of increased earnings and increased medical and benefit premiums. Included in compensation and benefits expense for 2003 is $320 thousand in severance related to the resignation of the former President and Chief Executive Officer. At December 31, 2003, 2002 and 2001 there were 171, 159, and 146 employees respectively.

Processing and communications expense amounted to $2.1 million for 2003, a $136 thousand or 6.1% decrease from the prior year. The decrease is due to lower payroll processing costs and lower costs related to the ordering and shipment of coin and currency, partially offset by the increased number of deposit and loan accounts being serviced. The increase in 2002 is due to the increased number of deposit and loan accounts being serviced and increased postage expenses.

Occupancy expense was $1.9 million for 2003, a 12.7% increase over the prior year. The increase in Occupancy expense for 2003 is due to the opening of a new branch location in 2003 and branch maintenance costs.

Furniture and equipment expense amounted to $1.1 million for 2003, flat for the past two years. Furniture and equipment expense has remained flat for the past two years as the depreciation on purchased assets is primarily offset by older assets being fully depreciated.

Professional services fees totaled $1.5 million for 2003, an $873 thousand, or 130.7% increase, compared to 2002. The increase for 2003 is related to $700 thousand in professional fees associated with an audit committee inquiry regarding certain expense reimbursement requests and other actions taken by the former President and Chief Executive Officer. The results of such inquiry did not require any adjustment to the Company's financial statements for any previously reported interim or annual periods due to such expense reimbursement requests and other actions. Also, included in 2003 are legal fees related to an on-going check-kiting lawsuit. Professional fees were flat from 2002 to 2001.

Loan servicing expense amounted to $651 thousand for 2003, an increase of $215 thousand, or 49.3% compared to 2002. The increase in loan servicing expense over the past two years is due to the increased legal and loan collection costs associated with the higher level of non-performing loans.

Advertising expense was $596 thousand for 2003, an increase of $133 thousand or 28.7%, compared to 2002. The increase over the past two years is attributed to increased advertising related to new business generation.

Deposit insurance expense was $62 thousand for 2003, a $99 thousand, or 61.5% decrease, compared to 2002. The decline in deposit insurance expense for the past two years is a result of improvement in the Company's regulatory composite ratings.

Other expenses amounted to $1.1 million for 2003, flat from the prior year. Other expenses increased 26.9% in 2002 from 2001 as a result of increased travel and expense costs as well as system conversion expenses.

Income Tax Expense

For 2003, the Company reported income tax expense of $2.7 million for a 37.1% effective tax rate compared to $2.1 million or 36.3% effective tax rate in 2002. In 2001, tax valuation reserves were reversed resulting in a net $382 thousand benefit. The Company approximates a 37.0% effective income tax rate in 2004.

Financial Condition

Total assets increased $34.3 million, or 7.9%, to $467.4 million at December 31, 2003, compared to $433.2 million at December 31, 2002. Total loans increased $28.0 million, or 9.0%, to $339.8 million at December 31, 2003, compared to $311.8 million at December 31, 2002. The securities portfolio, including securities held to maturity and available for sale, increased $10.6 million, or 13.0%, to $92.3 million at December 31, 2003, compared to $81.8 million at December 31, 2002. On average for the year ended December 31, 2003, total assets were $442.4 million, a $35.4 million increase from the prior year's $406.9 million average balance. The increase in average assets is due primarily to the growth in the loan and securities portfolios.

Deposits amounted to $415.0 million at December 31, 2003, an increase of $32.4 million, or 8.5%, from $382.6 million in December 31, 2002. On average, deposits increased $28.3 million to $391.1 million in 2003. The Company does not have any brokered deposits. Total borrowings decreased $2.8 million from December 31, 2002 as a result of the Company no longer having to account for its leases as capital leases.

Shareholders' equity increased $3.7 million, or 13.5%, to $30.8 million at December 31, 2003 compared to $27.1 million at December 31, 2002. This increase was primarily the result of $4.6 million in net income, $162 thousand from the exercise of stock options, partially offset by the $323 thousand in common stock cash dividends declared and $766 thousand decline in other comprehensive income.

Investment Security Portfolio

Securities available for sale are investments carried at fair value that may be sold in response to changing market and interest rate conditions or for other business purposes. Activity in this portfolio is undertaken primarily to manage liquidity and interest rate risk, to take advantage of market conditions that create economically attractive returns and as an additional source of earnings. Securities available for sale were $79.3 million at December 31, 2003, a $23.7 million increase, from year-end 2002. During the year 2003, $82.8 million of securities available for sale were purchased. Securities available for sale consist primarily of mortgage-backed securities, U.S. Government and Federal agency securities, corporate bonds and equity securities.

The average balance of securities available for sale amounted to $63.1 million in 2003 compared to $53.3 million in 2002. As a result of the lower interest-rate environment, the average yield earned on the available for sale portfolio decreased 92 basis points, from 4.73% in 2002 to 3.81% in 2003. Sales of securities available for sale aggregated $19.1 million in 2003 generating a net gain of $185 thousand. The weighted average repricing of securities available for sale, adjusted for prepayments, amounted to 5.3 years at December 31, 2003.

At December 31, 2003, the portfolio had a net unrealized loss of $776 thousand compared to a net unrealized gain of $462 thousand at the end of the prior year. These unrealized gains and losses are reflected net of tax in shareholders' equity as other comprehensive (loss) income.

Included in available for sale securities is a $1.0 million asset-backed security. Although the Company continues to receive all contractual payments on this bond and this bond is rated A- by Moodys, the default rates on the underlying collateral continues to deteriorate and the future market value could be impaired. In 2003, the Company recognized an impairment of $330 thousand on the asset-backed security.

Securities held to maturity, which are carried at amortized cost, are investments for which there is the positive intent and ability to hold to maturity. The portfolio is comprised of mortgage-backed securities, obligations of U.S. Government and government sponsored agencies and corporate securities. Management determines the appropriate security classification of available for sale or held to maturity at the time of purchase.

Securities held to maturity were $13.1 million at December 31, 2003, a decrease of $13.1 million or 50.1%, from year-end 2002. As of December 31, 2003 and 2002, the market value of held to maturity securities was $13.5 million and $26.9 million, respectively. The average balance of securities held to maturity amounted to $19.6 million in 2003 compared to $24.1 million in 2002. The average yield earned on held to maturity securities decreased 90 basis points, from 5.98% in 2002 to 5.08% in 2003. The weighted average repricing of held to maturity securities, adjusted for prepayments, amounted to 2.7 years at December 31, 2003.

Approximately 91% of the total investment portfolio had a fixed rate of interest. In the normal course of business, the Company accepts government deposits, for which investment securities are required as collateral. At December 31, 2003, $6.0 million in securities were pledged for government deposits.

Loan Portfolio

The Company's loan portfolio is a significant source of both interest and fee income. The portfolio consists of commercial, SBA, residential mortgage and consumer loans. Elements of the loan portfolio are subject to differing levels of credit and interest rate risk. Loans increased $28.0 million, or 9.0% to $339.8 million at December 31, 2003, from year-end 2002. Growth in the loan portfolio was generated by increases of $8.9 million in consumer loans and $24.4 million in commercial loans partially offset by a decline of $5.1 million in residential mortgages due to significant prepayments. SBA loans were flat from a year ago.

Average loans increased $28.4 million, or 9.6%, from $297.2 million in 2002, to $325.6 million in 2003. The increase in average loans is due to growth in the SBA, consumer and commercial loan portfolios, partially offset by declines in residential mortgages. The yield on the loan portfolio was 6.58% in 2003 compared to 6.79% in 2002. The decline in the yield on the loan portfolio was due to a lower interest rate environment.

The SBA provides guarantees of up to 85% of the principal amount of SBA 7a loans. SBA 7a loans available for sale are generally sold in the secondary market with the non-guaranteed portion held in the portfolio. SBA 7a loans held to maturity amounted to $50.0 million at December 31, 2003, flat from December 31, 2002. SBA 7a loans held for sale, carried at the lower of cost or market, amounted to $14.0 million at December 31, 2003, flat from December 31, 2002. SBA 7a loans are often originated outside of the Company's market place. The Company anticipates the volume of SBA loans to decrease due to the cap on the SBA 7a Program in 2004.

Commercial loans are generally made in the Company's market place for the purpose of providing working capital, financing the purchase of equipment, inventory or commercial real estate and for other business purposes. These loans amounted to $188.2 million at December 31, 2003, an increase of $24.4 million from year-end 2002. The commercial portfolio is expected to continue to increase in 2004. Included in commercial loans at December 31, 2003 are $34.0 million of SBA 504 loans. The SBA 504 program consists of real estate backed commercial mortgages where generally the Company has the first mortgage and the SBA has the second mortgage on the property. The Company generally has a 50 percent loan to value ratio on SBA 504 program loans.

Residential mortgage loans consist of loans secured by 1-4 family residential properties. These loans amounted to $51.2 million at December 31, 2003, a decline of $5.1 million from December 31, 2002. The decline in 2003 is related to prepayments and payoffs of loans exceeding new mortgage originations. The Company did not originate a substantial amount of mortgage loans held for investment in 2003. As such, the residential mortgage portfolio is expected to remain flat in 2004.

Consumer loans consist of home equity loans and loans for the purpose of financing the purchase of consumer goods, home improvements, and other personal needs, and are generally secured by the personal property being purchased. These loans amounted to $36.4 million at December 31, 2003, an increase of $8.9 million or 32.3% from $27.5 million at December 31, 2002. The growth in consumer loans is related to the growth in home equity loans and lines. The consumer portfolio is expected to continue to increase in 2004 due to expected increased loan demand.

The following table sets forth the classification of loans by major category, including unearned, deferred costs and excluding the allowance for loan losses for the past five years at December 31:

	2003		2002		2001		2000		1999	
(In thousands)	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
SBA held for sale	$ 14,014	4.1%	$ 14,396	4.6%	$ 17,719	6.5%	$ 6,741	3.0%	$ 3,745	1.2%
SBA held to maturity	49,983	14.7%	49,784	16.0%	35,754	13.1%	23,436	10.3%	12,735	3.9%
Commercial	188,197	55.4%	163,813	52.5%	119,262	43.8%	88,375	39.1%	105,096	32.6%
Residential mortgage	51,176	15.1%	56,297	18.0%	73,144	26.8%	76,924	34.0%	107,447	33.3%
Consumer	36,385	10.7%	27,504	8.9%	26,680	9.8%	30,664	13.6%	93,509	29.0%
Total Loans	$339,755	100.0%	$311,794	100.0%	$272,559	100.0%	$226,140	100.0%	$322,532	100.0%

The Company has a concentration to a group of borrowers in the Hotel/Motel industry of approximately 13% of the total loan portfolio. There are no other concentrations of loans to any borrowers or group of borrowers exceeding 10% of the total loan portfolio. There are no foreign loans in the portfolio. As a preferred SBA lender, a portion of the SBA portfolio is outside of the Company's lending area.

The following table shows the maturity distribution or repricing of the loan portfolio and the allocation of floating and fixed interest rates at December 31, 2003.

Loan Maturities or Repricing

(In thousands)	Within 1 Year	1 - 5 Years	After 5 Years	Total
SBA	$ 63,997	$ –	$ –	$ 63,997
Commercial	76,321	99,489	12,387	188,197
Residential mortgage	16,709	23,142	11,325	51,176
Consumer	24,563	3,395	8,427	36,385
Total	$181,590	$126,026	$32,139	$339,755
Amount of loans based upon:				
Fixed interest rates				$185,935
Floating or adjustable interest rates				153,820
Total				$339,755

Asset Quality

Inherent in the lending function is the possibility that a customer may not perform in accordance with the contractual terms of the loan. A borrower's inability to pay its obligations according to the contractual terms can create the risk of past due loans and ultimately credit losses, especially on collateral deficient loans.

Non-performing loans generally consist of loans that are not accruing interest (non-accrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the collectibility of principal and interest according to the contractual terms is in doubt. When a loan is classified as non-accrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Unless collectibility is reasonably assured, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

Loans past due 90 days and still accruing interest are not included in non-performing loans. With respect to such loans, management has evaluated the loans past due 90 days or greater and still accruing interest and has determined that they are well collateralized and in the process of collection.

Credit risk is minimized by loan diversification and adhering to credit administration policies and procedures. Due diligence on loans begins upon the application for a loan by a prospective borrower. Documentation, including a borrower's credit history, materials establishing the value of potential collateral, the source of funds for repayment of the loan and other factors are analyzed before a loan is submitted for approval. The loan portfolio is then subject to ongoing internal reviews for credit quality. In addition, an outside firm is used to conduct independent credit reviews.

The following table sets forth information concerning non-performing loans and non-performing assets at December 31 for the past five years:

(In thousands)	2003	2002	2001	2000	1999
Non-performing by category					
Commercial	$1,568	$ 213	$ 989	$1,492	$ 671
SBA	3,175	2,669	2,015	572	21
Residential Real Estate	458	461	-	807	720
Consumer	194	214	180	32	-
Total non-performing loans	$5,395	$3,557	$3,184	$2,903	$1,412
OREO	327	196	258	142	1,505
Total non-performing assets	$5,722	$3,753	$3,442	$3,045	$2,917
Past due 90 days or more and still accruing interest					
Commercial	$1,842	$ 347	$ -	$1,161	$ -
SBA	34	18	13	111	-
Residential Real Estate	-	-	-	-	159
Consumer	-	1	56	-	7
Total	$1,876	$ 366	$ 69	$1,272	$ 166
Non-performing loans to total loans	1.59%	1.14%	1.17%	1.28%	0.44%
Non-performing assets to total loans and OREO	1.68%	1.20%	1.26%	1.21%	0.70%
Allowance for loans losses as a percentage of non-performing loans	99.20%	115.10%	99.40%	88.12%	153.90%

Non-performing loans were $5.4 million at December 31, 2003, a $1.8 million increase from $3.6 million at year-end 2002. The increase in non-performing loans is due primarily to increased levels of non-performing commercial accounts. Included in non-performing loans are two commercial mortgages totaling $2.0 million (in the aggregate) that are well collateralized, however, the borrowers have defaulted due to cash flow problems. Also included in non-performing loans are approximately $1.4 million of loans that are guaranteed by the SBA.

Loans past due 90 days or more and still accruing increased to $1.9 million at December 31, 2003, from $366 thousand at the prior year-end. The majority of loans past due 90 days or more and still accruing were pending extensions or restructurings and were substantially all brought contractually current by payments made in January 2004. Other real estate owned (OREO) properties totaled $327 thousand at year-end 2003, an increase from $196 thousand at December 31, 2002. Total non-performing assets amounted to $5.7 million at December 31, 2003, an increase of $2.0 million compared with $3.8 million at year-end 2002.

Potential problem loans are those where information about possible credit problems of borrowers causes management to have doubts as to the ability of such borrowers to comply with loan repayment terms. These loans are not included in non-performing loans as they continue to perform. Potential problem loans, which consist primarily of commercial products, were $1.0 million and $0.4 million at December 31, 2003 and 2002, respectively.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that the Company believes is sufficient to absorb probable and estimatable credit losses in the financial statements as of the balance sheet date. Management utilizes a standardized methodology to assess the adequacy of the allowance for loan losses. This process consists of the identification of specific reserves for identified problem loans based on loan grades and the calculation of general reserves based on minimum reserve levels by loan type. Risks within the loan portfolio are analyzed on a continuous basis by management, and periodically by an independent credit review function and by the Company's audit committee. A risk system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and to quantify the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process, which includes the determination of the adequacy of the allowance for loan losses, is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known.

Additions to the allowance for loan losses are made by provisions charged to expense whereas the allowance is reduced by net charge-offs (i.e., loans judged to be not collectable are charged against the reserve, less any recoveries on such loans). Although management attempts to maintain the allowance at a level deemed adequate to provide for potential losses, future additions to the allowance may be necessary based upon certain factors including obtaining updated financial information about the borrower's financial condition and changes in market conditions and underlying collateral values. In addition, various regulatory agencies periodically review the adequacy of the allowance for loan losses. These agencies have in the past and may in the future require the Bank to make additional adjustments based on their judgments about information available to them at the time of their examination.

The allowance for loan losses amounted to $5.4 million at December 31, 2003, compared to $4.1 million at year-end 2002. The increase in the allowance for loan losses was due to the provision for loan losses of $1.6 million exceeding $342 thousand of net charge-offs. The decrease in the provision for loan losses can be primarily attributed to the lower level of net charge offs for 2003 as compared to 2002. The increase in the allowance for loan losses was primarily attributable to the increase and change in the composition of the loan portfolio, the specific and general reserve factors used to determine reserve levels on certain types of loans, the analysis of the estimated probable losses inherent in the loan portfolio based upon the review of particular loans, the credit worthiness of particular borrowers, increased levels of non-performing loans and general economic conditions.

The following is a reconciliation summary of the allowance for loan losses for the past five years:

(In thousands)	2003	2002	2001	2000	1999
Balance at beginning of year	$4,094	$3,165	$2,558	$2,173	$1,825
Charge-offs:					
Commercial	294	1,120	614	172	1,077
SBA	486	276	155	106	189
Residential mortgage	-	28	-	-	-
Consumer	93	170	154	94	167
Total Charge-offs	873	1,594	923	372	1,433
Recoveries:					
Commercial	419	113	11	11	17
SBA	78	32	70	13	1
Residential mortgage	-	-	-	-	-
Consumer	34	28	49	17	20
Total recoveries	531	173	130	41	38
Total net charge-offs	$ 342	$1,421	$ 793	$ 331	$1,395
Provision charged to expense	$1,600	$2,350	$1,400	$ 716	$1,743
Balance at end of year	$5,352	$4,094	$3,165	$2,558	$2,173
Net charge-offs to average loans	0.11%	0.48%	0.33%	0.12%	0.59%
Allowance to total loans	1.58%	1.31%	1.16%	1.13%	0.67%

The ratio of allowance for loan losses to total loans at December 31, 2003 and 2002 was 1.58% and 1.31%, respectively. The allowance for loan losses as a percentage of non-performing loans was 99.2% at December 31, 2003, compared to 115.1% at the end of 2002.

The following table sets forth, for each of the major lending categories, the amount of the allowance for loan losses allocated to each category and the percentage of total loans represented by such category, as of December 31 of each year. The allocated allowance is the total of identified specific and general reserves by loan category. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of the portfolio.

	2003		2002		2001		2000		1999	
(In thousands)	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Balance Applicable to:										
SBA	$1,296	18.8%	$1,119	20.6%	$ 776	19.6%	$ 447	13.3%	$ 309	5.1%
Commercial	3,526	55.4%	2,463	52.5%	1,756	43.8%	1,483	39.1%	1,222	32.6%
Residential mortgage	270	15.1%	282	18.1%	325	26.8%	296	34.0%	74	33.3%
Consumer	260	10.7%	230	8.8%	308	9.8%	332	13.6%	568	29.0%
Total	$5,352	100.0%	$4,094	100.0%	$3,165	100.0%	$2,558	100.0%	$2,173	100.0%

Deposits

Deposits, which include non-interest bearing demand deposits and interest-bearing demand savings and time deposits, are the primary source of the Company's funds. For 2003, the Company realized continued growth in deposits. This growth was achieved through the emphasis on customer service, competitive rate structures and selective marketing through the Company's thirteen-branch network. The Company's focus is to establish a comprehensive relationship with business borrowers, seeking deposits as well as lending relationships.

The following are period-end deposit balances for each of the last three years.

At December 31,	2003		2002		2001	
(In Thousands)	Amount	%	Amount	%	Amount	%
Ending Balance:						
Interest-bearing						
demand deposits	$199,510	48.1%	$176,640	46.2%	$119,864	35.3%
Savings deposits	38,447	9.3%	34,663	9.1%	30,982	9.1%
Time deposits	90,223	21.7%	95,715	25.0%	124,411	36.6%
Demand deposits	86,802	20.9%	75,567	19.7%	64,697	19.0%
Total deposits	$414,982	100.0%	$382,585	100.0%	$339,954	100.0%

Total deposits increased $32.4 million to $415.0 million at December 31, 2003 from $382.6 million at December 31, 2002. The increase in deposits was the result of an $11.2 million increase in demand deposits and a $26.7 million increase in interest bearing checking and savings accounts, partially offset by a decline in time deposits. Non-interest bearing demand deposits represented 20.9% of total deposits at December 31, 2003, up from 19.7% at December 31, 2002. The increase in non-interest bearing deposits can be attributed to the increase in commercial accounts due to lending relationships. The average cost of interest bearing deposits in 2003 was 1.88% compared to 2.57% for 2002. The decrease in the cost of deposits can be attributed to the decline in interest rates and the repricing of higher costing time deposits. The decrease in the cost of deposits was the primary cause of the increase in the Company's net interest margin in 2003. The Company expects the trend of growth in the deposit base to continue in 2004.

The following are average deposits for each of the last three years.

	2003		2002		2001	
(In Thousands)	Amount	%	Amount	%	Amount	%
Average Balance:						
Interest-bearing						
demand deposits	$184,220	47.1%	$151,115	41.6%	$109,444	33.5%
Savings deposits	36,976	9.5%	34,000	9.4%	30,837	9.4%
Time deposits	90,814	23.2%	112,799	31.1%	130,063	39.7%
Demand deposits	79,102	20.2%	64,900	17.9%	56,967	17.4%
Total deposits	$391,112	100.0%	$362,814	100.0%	$327,311	100.0%

Borrowed Funds

Borrowed funds primarily consist of advances from the Federal Home Loan Bank ("FHLB") of New York. These borrowings are used as a source of liquidity or to fund asset growth not supported by deposit generation. Residential mortgages and investment securities collateralize the borrowings from the FHLB. As of December 31, 2003, total FHLB borrowings were $10.0 million, flat from the prior year-end. At December 31, 2003, the Company had $6.5 million of additional availability at the FHLB. Pledging additional collateral in the form of 1 to 4 family residential mortgages or investment securities can increase the line with the FHLB. The maximum borrowing line available if additional collateral was pledged as of December 31, 2003 amounted to approximately $70.8 million.The $10.0 million in FHLB borrowings bear interest at an annual rate of 4.92%, are callable at any time and due December 2010. During 2003, the Company was no longer required to account for its leases under the capital lease treatment. The Company currently accounts for all of its leases as operating leases.

Subordinate Debentures (Trust Preferred Securities)

On September 26, 2002, Unity (NJ) Statutory Trust I, a statutory business trust and wholly-owned subsidiary of Unity Bancorp Inc., issued $9.0 million of floating rate capital trust pass through securities to investors due on September 26, 2032. The capital securities have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital. The Subordinate Debentures are redeemable, in whole or part, prior to maturity but after September 26, 2007. The floating interest rate at December 31, 2003 was 4.57%. The additional capital was used to bolster the Company's capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank and to fund stock repurchases.

In accordance with the Company's adoption of Financial Accounting Interpretation No. 46, Consolidation of Variable Interest Entities, as revised December 2003, the Company de-consolidated the accounts and related activity of Unity (NJ) Statutory Trust I. See the Capital section of "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Market Risk

Based on the Company's business, the two largest risks facing the Company are market risk and credit risk. Market risk, for the Company, is primarily limited to interest rate risk, which is the impact that changes in interest rates would have on future earnings. The Company's Asset/Liability Committee (ALCO) manages this risk. The principal objectives of the ALCO are to establish prudent risk management guidelines, evaluate and control the level of interest rate risk in balance sheet accounts, determine the level of appropriate risk given the business focus, operating environment, capital, and liquidity requirements, and actively manage risk within Board approved guidelines. The ALCO reviews the maturities and repricing of loans, investments, deposits and borrowings, cash flow needs, current market conditions, and interest rate levels.

The Company uses various techniques to evaluate risk levels on both a short and long-term basis. One of the monitoring tools is the "gap" ratio. A gap ratio, as a percentage of assets, is calculated to determine the maturity and repricing mismatch between interest rate-sensitive assets and interest rate-sensitive liabilities. A gap is considered positive when the amount of interest rate-sensitive assets repricing exceeds the amount of interest rate-sensitive liabilities repricing in a designated time period. A positive gap should result in higher net interest income with rising interest rates, as the amount of the assets repricing exceed the amount of liabilities repricing. Conversely, a gap is considered negative when the amount of interest rate-sensitive liabilities exceeds interest-rate-sensitive assets, and lower rates should result in higher net interest income.

The following table sets forth the gap ratio at December 31, 2003. Assumptions regarding the repricing characteristics of certain assets and liabilities are critical in determining the projected level of rate sensitivity. Certain savings and interest checking accounts are less sensitive to market interest rate changes than other interest bearing sources of funds. Core deposits, such as demand interest, savings, and money market deposits are allocated based on their expected repricing in relation to changes in market interest rates.

(In thousands)	Under six Months	Six months through one year	More than one year through two years	More than two years through five years	More than five years through ten years	More than ten years and not repricing	Total
Assets							
Cash & due from banks	$ -	$ -	$ -	$ -	$ -	$ 11,915	$ 11,915
Federal Funds sold	14,500	-	-	-	-	-	14,500
Investment Securities	12,486	10,967	12,895	31,984	12,053	11,962	92,347
Loans	157,499	27,502	35,573	87,801	19,582	11,798	339,755
Other assets	-	-	-	-	-	8,902	8,902
Total Assets	$184,485	$38,469	$48,468	$119,785	$ 31,635	$ 44,577	$467,419
Liabilities and shareholders' equity							
Non interest demand	$ -	$ -	$ -	$ -	$ -	$ 86,802	$ 86,802
Savings and checking	112,839	6,051	5,419	78,060	35,588	-	237,957
Time deposits	37,804	16,877	19,362	15,919	261	-	90,223
Other borrowings	9,279	-	-	10,000	-	-	19,279
Other liabilities	-	-	-	-	-	2,396	2,396
Shareholders' equity	-	-	-	-	-	30,762	30,762
Liabilities and shareholders' equity	$159,922	$22,928	$24,781	$103,979	$ 35,849	$119,960	$467,419
Gap	$ 24,563	$15,541	$23,687	$ 15,806	$ (4,214)	$ (75,383)	-
Cumulative Gap	$ 24,563	$40,104	$63,791	$ 79,597	$75,383	-	-
Cumulative Gap to total assets	5.3%	8.6%	13.7%	17.1%	16.2%	-	-

Repricing of mortgage-related investments are shown by contractual amortization and estimated prepayments based on the most recent 3-month constant prepayment rate. Callable agency securities are shown based upon their option-adjusted spread modified duration date ("OAS"), rather than the next call date or maturity date. The OAS date considers the coupon on the security, the time to next call date, the maturity date, market volatility and current rate levels. Fixed rate loans are allocated based on expected amortization.

At December 31, 2003, there was a six-month asset-sensitive gap of $24.6 million and a one-year asset gap of $40.1 million, as compared to asset-sensitivity gaps of $61.3 million and $103.5 million at December 31, 2002. The change in the gap position is due to the increased level of non-interest deposits as well as the reduction in term time deposits as more funds moved into "Opportunity Checking," Unity Bank's interest bearing checking account.

Other models are also used in conjunction with the static gap table, which is not able to capture the risk of changing spread relationships over time, the effects of projected growth in the balance sheet or dynamic decisions such as the modification of investment maturities as a rate environment unfolds. For these reasons, a simulation model is used, where numerous interests rate scenarios and balance sheets are combined to produce a range of potential income results. Net interest income is managed within guideline ranges for interest rates rising or falling by 300 basis points. Results outside of guidelines require action by the ALCO to correct the imbalance. Simulations are typically created over a 12-24 month time horizon. At December 31, 2003, these simulations show that with a 300 basis point immediate increase in interest rates, net interest income would increase by approximately $651 thousand, or 3.4%. An immediate decline of 75 basis points in interest rates would decrease net interest income by approximately $416 thousand or 2.1%. These variances in net interest income are within the board-approved guidelines of +/- 7 percent.

Finally, to measure the impact of longer-term asset and liability mismatches beyond two years, the Company utilizes Modified Duration of Equity and Economic Value of Portfolio Equity ("EVPE") models. The modified duration of equity measures the potential price risk of equity to changes in interest rates. A longer modified duration of equity indicates a greater degree of risk to rising interest rates. Because of balance sheet optionality, an EVPE analysis is also used to dynamically model the present value of asset and liability cash flows, with rate shocks of 200 basis points. The economic value of equity is likely to be different as interest rates change. Like the simulation model, results falling outside prescribed ranges require action by the ALCO. The Company's variance in the economic value of equity with rate shocks of 200 basis points, is a decline of 1.3% in a rising rate environment and a decline of 0.4% in a falling rate environment. The variance in the EVPE at December 31, 2003 is within board-approved guidelines of +/- 35%.

Operating, Investing and Financing

The Consolidated Statements of Cash Flows present the changes in cash from operating, investing and financing activities. At December 31, 2003, the balance of cash and cash equivalents was $26.4 million, a decrease of $3.8 million from December 31, 2002.

Net cash provided by operating activities totaled $3.6 million at December 31, 2003, as compared to $9.2 million at December 31, 2002. The primary source of funds is net income from operations adjusted for: provision for loan losses, depreciation expenses, originations of SBA loans held for sale and proceeds of SBA loans held for sale. Net cash used in investing activities amounted to $39.9 million in 2003, decreasing from a year ago. The cash used in investing activities was primarily a result of funding of the loan and securities portfolios and the purchase of loans offset by sales, maturities and paydowns in the investment portfolio.

Net cash provided by financing activities amounted to $32.4 million for 2003, compared to $49.8 million in 2002. The primary increase in cash provided by financing activities was due to growth in the Company's deposit base.

Liquidity

The Company's liquidity is a measure of its ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner.

Parent Company

The principal sources of funds for the Parent Company are dividends paid by the Bank. The Parent Company only pays expenses that are specifically for the benefit of the Parent Company. Other than its investment in the Bank and Unity Statutory Trust, the Parent Company does not actively engage in other transactions or business. The majority of expenses paid by the Parent Company are related to Unity Statutory Trust. At December 31, 2003, the Parent Company had $1.6 million in cash and $0.4 million in marketable securities, valued at fair market value.

Consolidated Bank

Liquidity is a measure of the ability to fund loans, withdrawals or maturities of deposits and other cash outflows in a cost-effective manner. The principal sources of funds are deposits, scheduled amortization and prepayments of loan principal, sales and maturities of investment securities and funds provided by operations. While scheduled loan payments and maturing investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

Total FHLB borrowings amounted to $10.0 million, as of December 31, 2003. At December 31, 2003, $6.5 million was available for additional borrowings from the FHLB. Pledging additional collateral in the form of 1-4 family residential mortgages or investment securities can increase the line with the FHLB. An additional source of liquidity is the securities available for sale portfolio and SBA loans held for sale portfolio, which amounted to $79.3 million and $14.0 million respectively, at December 31, 2003.

As of December 31, 2003, deposits included $35.6 million of Government deposits, as compared to $27.3 million at year-end 2002. These deposits are generally short in duration and are very sensitive to price competition. The Company believes the current portfolio of these deposits to be appropriate. Included in the portfolio were $31.1 million of deposits from three municipalities. The withdrawal of these deposits, in whole or in part, would not create a liquidity shortfall for the Company. At December 31, 2003, the Bank had approximately $89.6 million of loan commitments, which will either expire or be funded, generally within one year. The Company believes it has the necessary liquidity to honor all commitments. Many of these commitments will expire and never be funded. In addition, approximately 25 percent of these commitments are for SBA Loans, which may be sold into the secondary market.

Off Balance Sheet Arrangements and Contractual Obligations

The following table shows the amounts and expected maturities of off-balance sheet arrangements as of December 31, 2003. Further discussion of these commitments is included in Note 9 to the Consolidated Financial Statements.

(Amounts in thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Standby Letters of Credit	$ 463	$ -	$ -	$ -	$ 463

The following table shows the contractual obligations of the Company by expected payment period, as of December 31, 2003. Further discussion of these commitments is included in Note 9 to the Consolidated Financial Statements.

(Amounts in thousands)	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Long-term Debt Obligations	$ -	$ -	$ -	$10,000	$10,000
Operating Lease Obligations	888	1,937	1,938	1,824	6,587
Purchase Obligations - Fiserv	937	1,475	516	-	2,928
Other Liabilities	200	-	-	-	200
Total	$2,025	$3,412	$2,454	$11,824	$19,715

Long-term debt obligations include fixed term borrowings from the Federal Home Loan Bank. The borrowings have defined terms and under certain circumstances are callable at the option of the lender.

Operating leases represent obligations entered into by the Company for the use of land, premise and equipment. The leases generally have escalation terms based upon certain defined indexes.

Purchase obligations represent legally binding and enforceable agreements to purchase goods and services from third parties and consists primarily of contractual obligations under data processing service agreements.

Other liabilities includes compensation payments payable to the Company's former president.

Capital

A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) tier 2 capital, which includes a portion of the allowance for loan losses, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0% and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0%.

The following table summarizes the Company's and the Bank's risk-based and leveraged capital ratios at December 31, 2003 and 2002, as well as the required minimum regulatory capital ratios.

Company	Dec. 2003	Dec. 2002	Adequately Capitalized Requirements	Well Capitalized Requirements
Leverage ratio	9.02%	8.38%	4.00%	5.00%
Tier 1 risk-based capital ratio	11.28%	11.05%	4.00%	6.00%
Total risk-based capital ratio	12.53%	12.32%	8.00%	10.00%

Bank	Dec. 2003	Dec. 2002	Adequately Capitalized	Well Capitalized Requirements
Leverage ratio	7.22%	6.96%	4.00%	5.00%
Tier 1 risk-based capital ratio	9.05%	9.16%	4.00%	6.00%
Total risk-based capital ratio	11.98%	10.41%	8.00%	10.00%

On September 26, 2002, the Company enhanced its regulatory capital by issuing $9.0 million of floating rate capital securities. These securities qualify as Tier I Capital.

The Company was required to de-consolidate its investment in Unity (NJ) Statutory Trust I at December 31, 2003. The de-consolidation of subsidiary trusts of bank holding companies formed in connection with the issuance of trust preferred securities Unity (NJ) Statutory Trust I resulted in the $9.0 million of trust preferred securities being classified and characterized as subordinated debentures that were issued from the holding company to the Bank and a $279 thousand equity investment. In July 2003, the Board of Governors of the Federal Reserve System, for all periods presented, instructed bank holding companies to continue to include the redeemable subordinated debentures in their Tier I capital for regulatory capital purposes until notice is given to the contrary. There can be no assurance that the Federal Reserve will continue to allow institutions to include redeemable subordinated debentures in Tier I capital for regulatory capital purposes. As of December 31, 2003, assuming the Company was not allowed to include the redeemable subordinated securities issued by Unity (NJ) Statutory Trust I in Tier I capital, the Company would remain "well capitalized."

On October 21, 2002, the Company authorized the repurchase of up to 10% of its outstanding common stock. The amount and timing of purchases will be dependent on a number of factors, including the price and availability of the Company's shares, general market conditions and competing alternate uses of funds. As of December 31, 2003, $4.3 million, or 643,000 shares of common stock were repurchased and retired.

At December 31, 2003, shareholders' equity was $30.8 million, a $3.7 million increase from year-end 2002. The increase in shareholders' equity was a result of $4.6 million in net income, $0.2 million from the exercise of stock options, partially offset by $0.3 million of common stock cash dividend and $0.8 million in other comprehensive loss. The ratio of total equity to assets at December 31, 2003 and 2002 was 6.59% and 6.26%, respectively.

Forward-Looking Statements

This report contains certain forward looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions by management.

Factors that may cause actual results to differ from those results expressed or implied, include, but are not limited to, the overall economy and the interest rate environment; the ability of the customers to repay their obligations; the adequacy of the allowance for loan losses; competition; significant changes in tax, accounting or regulatory practices and requirements, and technological changes. Although management has taken certain steps to mitigate the negative effect of the aforementioned items, significant unfavorable changes could severely impact the assumptions used and have an adverse effect on future profitability.



Independent Auditors' Report

To the Shareholders and
Board of Directors of
Unity Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Unity Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Unity Bancorp, Inc. and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Short Hills , New Jersey
January 26, 2004



Consolidated Balance Sheets

(in thousands)

December 31,	2003	2002
Assets		
Cash and due from banks	$ 11,915	$ 12,237
Federal funds sold	14,500	18,000
Securities		
Available for sale	79,277	55,570
Held to maturity (fair value of $13,457 and $26,856 in 2003 and 2002, respectively)	13,070	26,184
Total securities	92,347	81,754
Loans		
SBA held for sale	14,014	14,396
SBA held to maturity	49,983	49,784
Commercial	188,197	163,813
Residential mortgage	51,176	56,297
Consumer	36,385	27,504
Total loans	339,755	311,794
Less: Allowance for loan losses	5,352	4,094
Net loans	334,403	307,700
Premises and equipment, net	5,979	8,669
Accrued interest receivable	2,389	2,579
Other assets	5,886	2,214
Total Assets	$467,419	$433,153
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Non-interest bearing demand deposits	$ 86,802	$ 75,567
Interest bearing demand and saving deposits	237,957	211,303
Certificates of deposit, under $100,000	66,595	75,883
Certificates of deposit, $100,000 and over	23,628	19,832
Total deposits	414,982	382,585
Borrowed funds	10,000	12,768
Subordinated debentures	9,279	9,279
Accrued interest payable	185	280
Accrued expenses and other liabilities	2,211	1,135
Total liabilities	436,657	406,047
Commitments and contingencies (Note 9)	-	-
Shareholders' Equity:		
Common stock, no par value, 12,500 shares authorized, 5,415 shares issued and outstanding in 2003; 5,393 shares issued and outstanding in 2002	31,989	31,827
Retained deficit	(746)	(5,006)
Accumulated other comprehensive (loss) gain	(481)	285
Total shareholders' equity	30,762	27,106
Total Liabilities and Shareholders' Equity	$467,419	$433,153

The accompanying notes to the consolidated financial statements are an integral part of these statements.



Consolidated Statements of Operations

(in thousands, except per share amounts)

For the years ended December 31,	2003	2002	2001
Interest Income			
Federal funds sold and interest on deposits	$ 138	$ 161	$ 1,007
Securities			
Available for sale	2,347	2,522	3,327
Held to maturity	998	1,440	1,549
Total securities	3,345	3,962	4,876
Loans			
SBA loans	4,115	3,750	3,565
Commercial loans	12,495	10,842	7,870
Mortgage loans	3,126	4,030	4,640
Consumer loans	1,676	1,550	1,934
Total loan interest income	21,412	20,172	18,009
Total interest income	24,895	24,295	23,892
Interest Expense			
Interest bearing demand deposits	2,703	2,731	3,093
Savings deposits	423	760	734
Time deposits	2,733	4,175	7,095
Other debt	1,169	906	780
Total interest expense	7,028	8,572	11,702
Net interest income	17,867	15,723	12,190
Provision for loan losses	1,600	2,350	1,400
Net interest income after provision for loan losses	16,267	13,373	10,790
Non-interest income			
Service charges on deposit accounts	1,977	1,547	1,262
Service and loan fee income	1,956	1,497	1,261
Gain on sale of SBA loans, net	3,075	3,627	2,014
Net securities gains	185	228	157
Other income	1,150	1,092	697
Total non-interest income	8,343	7,991	5,391
Non-interest expense			
Compensation and benefits	8,301	7,498	6,814
Processing and communications	2,100	2,236	2,071
Occupancy expense	1,884	1,671	1,648
Furniture and equipment	1,061	1,075	1,100
Professional services	1,541	668	690
Loan servicing	651	436	270
Advertising	596	463	375
Deposit insurance	62	161	501
Other expenses	1,133	1,336	1,053
Total non-interest expense	17,329	15,544	14,522
Income before provision (benefit) for income taxes	7,281	5,820	1,659
Provision (benefit) for income taxes	2,698	2,111	(382)
Net income	$ 4,583	$ 3,709	$ 2,041
Preferred stock dividends	-	23	2,062
Net income (loss) to common shareholders	$ 4,583	$ 3,686	$ (21)
Net income per share - Basic	$0.85	$0.67	$0.00
Diluted	$0.81	$0.63	$0.00
Weighted average common shares outstanding - Basic	5,399	5,483	4,512
Diluted	5,655	5,816	4,512

The accompanying notes to the consolidated financial statements are an integral part of these statements.



Consolidated Statements of Changes in Shareholders' Equity

(in thousands)

	Common Shares	Preferred Stock	Common Stock	Retained Deficit	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, December 31, 2000	3,892	$ 4,929	$26,234	$(7,793)	$(1,762)	$(294)	$21,314
Comprehensive income:							
Net income				2,041			2,041
Unrealized holding gains on securities arising during the period, net of tax of $237						386	
Less: reclassification adjustment for gains included in net income, net of tax of $60						97	
Net unrealized holding gain on securities arising during the period, net of tax of $177						289	289
Total comprehensive income							2,330
Preferred stock dividends paid				(45)			(45)
Issuance of common stock:							
Private placement	283		504	(1,045)	1,648		1,107
Employee benefit plans	27		81	(65)	114		130
Preferred stock conversion	1,167	(4,644)	6,429	(1,785)			-
Balance, December 31, 2001	5,369	$ 285	$33,248	$(8,692)	$ -	$ (5)	$24,836
Comprehensive income:							
Net income				3,709			3,709
Unrealized holding gains on securities arising during the period, net of tax of $285						427	
Less: reclassification adjustment for gains included in net income, net of tax of $92						137	
Net unrealized holding gain on securities arising during the period, net of tax of $193						290	290
Total comprehensive income							3,999
Cash redemption of preferred stock		(285)					(285)
Preferred stock dividends paid				(23)			(23)
Repurchase and retirement of common stock	(643)		(4,268)				(4,268)
Issuance of common stock:							
Warrants exercised	649		2,752				2,752
Employee benefit plans	18		95				95
Balance, December 31, 2002	5,393	$ -	$31,827	$(5,006)	$ -	$ 285	$27,106
Comprehensive income:							
Net income				4,583			4,583
Unrealized holding losses on securities arising during the period, net of tax of $398						(655)	
Less: reclassification adjustment for gains included in net income, net of tax of $74						111	
Net unrealized holding losses on securities arising during the period, net of tax of $472						(766)	(766)
Total Comprehensive Income							3,817
Common stock dividends declared ($0.06 per share)				(323)			(323)
Issuance of common stock:							
Employee benefit plans	22		162				162
Balance, December 31, 2003	5,415	$ -	$31,989	$ (746)	$ -	$(481)	$30,762

The accompanying notes to the consolidated financial statements are an integral part of these statements.



Consolidated Statements of Cash Flows

(in thousands)

For the years ended December 31,	2003	2002	2001
Operating activities			
Net income	$ 4,583	$ 3,709	$ 2,041
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Provision for loan losses	1,600	2,350	1,400
Depreciation, amortization and accretion, net	884	1,199	1,216
Deferred income taxes	(518)	(560)	476
Gain on sale of securities	(185)	(228)	(157)
Gain on sale of SBA loans held for sale	(3,075)	(3,627)	(2,014)
Gain on sale of OREO	-	-	(36)
Origination of SBA loans held for sale, net	(34,371)	(42,135)	(41,001)
Proceeds of loans held for sale, net	37,828	49,085	32,037
Net change in other assets and liabilities	(3,099)	(608)	2,427
Net cash provided by (used in) operating activities	3,647	9,185	(3,611)
Investing activities			
Purchases of securities held to maturity	(2,216)	(13,671)	(9,292)
Purchases of securities available for sale	(82,766)	(47,361)	(60,217)
Maturities and principal payments on securities held to maturity	15,330	8,410	21,397
Maturities and principal payments on securities available for sale	40,131	39,638	25,341
Proceeds from sale of securities available for sale	19,113	12,605	13,534
Purchases of loans	(3,835)	(10,373)	(11,610)
Net increase in loans	(25,086)	(33,829)	(25,005)
Purchases of premises and equipment	(537)	(1,016)	(150)
Proceeds from the sale of OREO Property	-	-	423
Net cash used in investing activities	(39,866)	(45,597)	(45,579)
Financing activities			
Increase in deposits	32,397	42,631	19,636
Decrease in borrowings	-	(85)	(46)
Issuance of subordinate debentures	-	9,000	-
Proceeds from issuance of common stock	162	2,847	130
Retirement of preferred stock	-	(285)	-
Proceeds from issuance of private placement offering	-	-	1,107
Purchase and retirement of common stock	-	(4,268)	-
Cash dividends on common stock	(162)	-	-
Cash dividends on preferred stock	-	(23)	(45)
Net cash provided by financing activities	32,397	49,817	20,782
(Decrease) increase in cash and cash equivalents	(3,822)	13,405	(28,408)
Cash and cash equivalents at beginning of year	30,237	16,832	45,240
Cash and cash equivalents at end of year	$ 26,415	$ 30,237	$ 16,832
Supplemental disclosures			
Cash			
Interest paid	$ 7,123	$ 8,658	$ 12,003
Income taxes paid (received)	3,053	2,178	(2,338)
Non-cash investing activities:			
Transfer to other real estate owned from loans, net of charge offs	223	53	545
Removal of capital leases, net	320	-	-

The accompanying notes to the consolidated financial statements are an integral part of these statements.



Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Overview

The accompanying consolidated financial statements include the accounts of Unity Bancorp, Inc. (the "Parent Company") and its wholly-owned subsidiaries, Unity Bank and Unity (NJ) Statutory trust I (or when consolidated with the Parent Company, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Unity Bancorp, Inc. is a bank holding company incorporated in New Jersey under the Bank Holding Company Act of 1956, as amended. Its wholly-owned subsidiary, Unity Bank (the "Bank", or when consolidated with the Parent Company, the "Company") is chartered by the New Jersey Department of Banking and Insurance. The Bank provides a full range of commercial and retail banking services through 13 branch offices located in Hunterdon, Middlesex, Somerset and Union counties in New Jersey. These services include the acceptance of demand, savings, and time deposits; extension of consumer, real estate, Small Business Administration ("SBA") and other commercial credits, as well as personal investment advisory services. Unity Investment Services, Inc. a wholly-owned subsidiary of the Bank, is used to hold part of the Bank's investment portfolio.

Unity (NJ) Statutory Trust I is a statutory Business Trust and wholly-owned subsidiary of Unity Bancorp, Inc. On September 26, 2002, the trust issued $9.0 million of capital securities to investors. These floating rate securities are treated as subordinated debentures on the financial statements, however, they qualify as Tier I Capital.

In accordance with the Company's adoption of Financial Accounting Interpretation No. 46, Consolidation of Variable Interest Entities, as revised December 2003, the Company de-consolidated the accounts and related activity of Unity (NJ) Statutory Trust I. See Recent Accounting Pronouncements below for further discussion.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Amounts requiring the use of significant estimates include the allowance for loan losses, valuation of deferred tax assets, the carrying of loans held for sale and other real estate owned and the fair value disclosures of financial instruments. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior years to conform with the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold.

Securities

The Company classifies its securities into two categories, held to maturity and available for sale. Securities are classified as securities held to maturity based on management's intent and ability to hold them to maturity. Such securities are stated at cost, adjusted for unamortized purchase premiums and discounts on a method that approximates a level yield. Securities not classified as securities held to maturity are classified as securities available for sale and are stated at fair value. Unrealized gains and losses on securities available for sale are excluded from results of operations and are reported as a separate component of shareholders' equity, net of taxes. Securities classified as available for sale include securities that may be sold in response to changes in interest rates, changes in prepayment risks or for asset/liability management purposes. The cost of securities sold is determined on a specific identification basis. Gains and losses on sales of securities are recognized in the statements of operations on the date of sale.

Loans Held To Maturity and Loans Held For Sale

Loans held to maturity are stated at the unpaid principal balance, net of unearned discounts and net deferred loan origination fees and costs. Loan origination fees, net of direct loan origination costs, are deferred and are recognized over the estimated life of the related loans as an adjustment to the loan yield.

Interest is credited to operations primarily based upon the principal amount outstanding. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, interest accruals are discontinued and all past due interest, previously recognized as income is reversed and charged against current period earnings. Payments received on nonaccrual loans are applied as principal. Loans are returned to an accrual status when collectibility is reasonably assured and when the loan is brought current as to principal and interest.

Loans and leases are reported as past due when either interest or principal is unpaid in the following circumstances: fixed payment loans when the borrower is in arrears for two or more monthly payments; open end credit for two or more billing cycles; and single payment notes if interest or principal remains unpaid for 30 days or more.

Loans are charged off when collection is sufficiently questionable and when the Bank can no longer justify maintaining the loan as an asset on the balance sheet. Loans qualify for charge off when, after thorough analysis, all possible sources of repayment are insufficient. These include impairment of: 1) potential future cash flow, 2) value of collateral, and/or 3) strength of co-makers and guarantors. All unsecured loans are charged off upon the establishment of the loan's non-accrual status. Additionally, all loans classified as a loss or that portion of the loan classified as a loss, are charged off. All loan charge offs are approved by the Board of Directors.

Non-performing loans consist of loans that are not accruing interest (nonaccrual loans) as a result of principal or interest being in default for a period of 90 days or more or when the collectibility of principal and interest according to the contractual terms is in doubt. When a loan is classified as nonaccrual, interest accruals discontinue and all past due interest previously recognized as income is reversed and charged against current period income. Generally, until the loan becomes current, any payments received from the borrower are applied to outstanding principal until such time as management determines that the financial condition of the borrower and other factors merit recognition of a portion of such payments as interest income.

The Company evaluates its loans for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company has defined impaired loans to be all non-accrual loans. Impairment of a loan is measured based on the present value of expected future cash flows, net of estimated costs to sell, discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company establishes a valuation allowance, or adjusts existing valuation allowances, with a corresponding charge or credit to the provision for loan losses.

Loans held for sale are SBA loans and are reflected at the lower of aggregate cost or market value.

The Company originates loans to customers under a SBA program that generally provides for SBA guarantees up to 85% of each loan. The Company generally sells the guaranteed portion of each loan to a third party and retains the servicing. The premium received on the sale of guaranteed portion of SBA loans is recognized in income. The non-guaranteed portion is generally held in the portfolio.

Serviced loans sold to others are not included in the accompanying consolidated balance sheets. Income and fees collected for loan servicing are credited to non-interest income when earned, net of amortization on the related servicing asset.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level management considers adequate to provide for probable loan losses as of the balance sheet date. The allowance is increased by provisions charged to expense and is reduced by net charge-offs. The level of the allowance is based on management's evaluation of probable losses in the loan portfolio, after consideration of prevailing economic conditions in the Company's market area. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made during the year by management and a loan review consultant. A risk rating system, consisting of multiple grading categories, is utilized as an analytical tool to assess risk and the appropriate level of loss reserves. Along with the risk system, management further evaluates risk characteristics of the loan portfolio under current economic conditions and considers such factors as the financial condition of the borrowers, past and expected loan loss experience, and other factors management feels deserve recognition in establishing an adequate reserve. This risk assessment process is performed at least quarterly, and, as adjustments become necessary, they are realized in the periods in which they become known. Although management attempts to maintain the allowance at a level deemed adequate to provide for probable losses, future additions to the allowance may be necessary based upon certain factors including changes in market conditions and underlying collateral values. In addition, various regulatory agencies periodically review the adequacy of the Company's allowance for loan losses. These agencies may require the Company to make additional provisions based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, not to exceed 20 years.

Other Real Estate Owned

Other real estate owned is recorded at the fair value at the date of acquisition, with a charge to the allowance for loan losses for any excess over fair value. Subsequently, other real estate owned is carried at the lower of cost or fair value, as determined by current appraisals, less estimated selling costs. Certain costs incurred in preparing properties for sale are capitalized to the extent that the appraisal amount exceeds the carry value, and expenses of holding foreclosed properties are charged to operations as incurred.

Income Taxes

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation reserves are established against certain deferred tax assets when the collectibility of the deferred tax assets cannot be reasonably assured. Increases or decreases in the valuation reserve are charged or credited to income tax provision (benefit).

Income Per Share

Basic net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income for the period by the weighted average number of common shares outstanding for the period presented adjusted for the effect of the stock options and warrants outstanding, under the treasury stock method. In periods where there is a net loss, diluted loss per share equals basic loss per share as inclusion of options and warrants outstanding would cause an anti-dilutive effect. The amounts reported reflect the impact of the 5% stock distribution paid on March 12, 2003.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) for the current period and the change in unrealized (loss) gain that was reported as a component of shareholders' equity.

Stock-Based Compensation

The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plans. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans has an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" as amended, to stock-based employee compensation.

Proforma

(In thousands, except per share amounts)	2003	2002	2001
Net income (loss)			
As reported	$4,583	$3,709	$ (21)
Proforma	4,165	3,255	(708)
Income (Loss) per share-			
As reported:			
Basic	0.85	0.67	(0.00)
Diluted	0.81	0.63	(0.00)
Proforma:			
Basic	0.77	0.59	(0.16)
Diluted	0.74	0.56	(0.16)

The fair value of each option grant under the Plans is estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001 respectively; dividend yields of 1.1%, 0.0% and 0.0% respectively, expected volatility of 34%, 37.0% and 80.0% respectively, risk-free interest rates of 2.37%, 2.00% and 4.56% respectively, and expected lives of 3.5, 3.5 and 3.5, respectively. The estimated fair value of each award option was $2.89, $3.03 and $2.20 in 2003, 2002 and 2001, respectively.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was issued on April 30, 2003. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This statement is effective for contracts entered into or modified after September 30, 2003. The adoption of this Statement did not have a significant effect on the Company's consolidated financial statements.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46") was issued in January 2003 and was recently reissued as FASB Interpretation No. 46 (revised December 2003) ("FIN 46R"). For public entities, FIN 46 or FIN 46R is applicable to all special-purpose entities ("SPEs") in which the entity holds a variable interest no later than the end of the first reporting period ending after December 15, 2003, and immediately to all entities created after January 31, 2003. The effective dates of FIN 46R vary depending on the type of reporting enterprise and the type of entity that the enterprise is involved with. FIN 46 and FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46 and FIN 46R provide guidance on the identification of entities controlled through means other than voting rights. FIN 46 and FIN 46R specify how a business enterprise should evaluate its interest in a variable interest entity to determine whether to consolidate that entity. A variable interest entity must be consolidated by its primary beneficiary if the entity does not effectively disperse risks among the parties involved.

Under the above accounting literature, the Company was required to de-consolidate its investment in Unity (NJ) Statutory Trust I at December 31, 2003. The de-consolidation of subsidiary trusts of bank holding companies formed in connection with the issuance of trust preferred securities Unity (NJ) Statutory Trust I resulted in the $9.0 million of trust preferred securities being classified and characterized as subordinated debentures that were issued from the holding company to the Bank and a $279 thousand equity investment for all periods presented. In July 2003, the Board of Governors of the Federal Reserve System instructed bank holding companies to continue to include the redeemable subordinated debentures in their Tier I capital for regulatory capital purposes until notice is given to the contrary. There can be no assurance that the Federal Reserve will continue to allow institutions to include redeemable subordinated debentures in Tier I capital for regulatory capital purposes. As of December 31, 2003, assuming the Company was not allowed to include the redeemable subordinated securities issued by Unity (NJ) Statutory Trust I in Tier I capital, the Company would remain "well capitalized."

FASB Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company does not expect that the adoption of Statement 150 will have a significant impact on the consolidated financial statements of the Company.

2. Securities

This table provides the major components of securities available for sale and held to maturity at amortized cost and fair value at December 31,

(In thousands)	2003 Gross Amortized Cost	2003 Gross Unrealized Gains	2003 Estimated Unrealized Losses	2003 Fair Value	2002 Gross Amortized Cost	2002 Gross Unrealized Gains	2002 Estimated Unrealized Losses	2002 Fair Value
Securities Available for Sale								
US Government and Federal Agencies	$13,764	$ 43	$ (64)	$13,743	$ 8,245	$178	$ –	$ 8,423
State and political subdivisions	6,704	–	(250)	6,454	–	–	–	–
Mortgage backed securities	56,221	337	(802)	55,756	39,987	515	(66)	40,436
Corporate debt securities	1,965	23	(108)	1,880	5,451	40	(168)	5,323
FHLB Stock and other equities	1,399	77	(32)	1,444	1,425	35	(72)	1,388
Total securities available for sale	$80,053	$480	$(1,256)	$79,277	$55,108	$768	$(306)	$55,570
Securities Held to Maturity								
US Government and Federal Agencies	$ 4,872	$106	$ –	$ 4,978	$ 7,249	$268	$ –	$ 7,517
Mortgage backed securities	5,113	165	–	5,278	15,917	374	(5)	16,286
Corporate debt securities	3,085	116	–	3,201	3,018	45	(10)	3,053
Total Securities held to maturity	$13,070	$387	$ –	$13,457	$26,184	$687	$(15)	$26,856

The table below provides the remaining contractual maturities and yields of securities within the investment portfolios. The carrying value of securities at December 31, 2003 is primarily distributed by contractual maturity. Mortgage-backed securities and other securities, which may have principal prepayment provisions, are distributed based on contractual maturity. Expected maturities will differ materially from contractual maturities as a result of early prepayments and calls. The total weighted average yield excludes equity securities.

	Within one year		After one year through five years		After five years through ten years		After ten years		Total carrying	
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Value	Yield
Available for Sale at Fair Value:										
US Government and Federal agencies	$ 250	0.93%	$2,004	2.58%	$ 9,494	3.65%	$ 1,995	3.78%	$13,743	3.46%
State and political subdivisions	-	-	-	-	-	-	6,454	3.99%	6,454	3.99%
Mortgage backed Securities	-	-	866	3.42%	5,827	3.81%	49,063	4.37%	55,756	4.30%
Corporate deby securities	-	-	-	-	-	-	1,880	2.34%	1,880	2.34%
FHLB Stock and other equities	1,444	-	-	-	-	-	-	-	1,444	-
Total Securities Available for Sale	$1,694	0.93%	$2,870	2.83%	$15,321	3.71%	$59,392	4.25%	$79,277	4.08%
Held to Maturity at Cost:										
US Government and Federal agencies	$ -	-	$1,250	6.05%	$ 2,122	5.55%	$ 1,500	6.84%	$ 4,872	6.08%
Mortgage backed securities	-	-	-	-	720	3.66%	4,393	4.85%	5,113	4.68%
Corporate debt securities	-	-	2,085	5.32%	-	-	1,000	6.59%	3,085	5.73%
	$ -	-	$3,335	5.59%	$ 2,842	5.07%	$ 6,893	5.54%	$13,070	5.45%

Gross realized gains on securities available for sale amounted to $517,000, $228,000 and $202,000, while gross realized losses amounted to $332,000, $0.0 and $45,000 for the years 2003, 2002 and 2001, respectively. Included in gross realized losses is the recognition of a loss on an asset-backed security. These net amounts are included in non-interest income as securities gains in the Consolidated Statements of Operations. The carrying value of investment securities pledged to secure public funds amounted to $5,985,000 and $15,508,000 at December 31, 2003 and 2002, respectively.

Gross unrealized losses on available for sale securities and the estimated market value of the related securities, aggregated by security category and length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2003 is as follows:

	Less than 12 months		Greater than 12 months		Total	
(In thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
US Government and federal agencies	$ 3,180	$ (64)	$ -	$ -	$ 3,180	$ (64)
State and political subdivisions	6,454	(250)	-	-	6,454	(250)
Mortgage backed securities	25,167	(457)	1,509	(345)	26,676	(802)
Corporate debt securities	-	-	860	(108)	860	(108)
FHLB Stock and other equities	150	(32)	-	-	150	(32)
Total temporarily impaired investments	$34,951	$ (803)	$ 2,369	$ (453)	$37,320	$ (1,256)

U.S. Government and Federal agencies and state and political subdivision securities: The unrealized losses on investments in securities were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Mortgage-backed securities: The unrealized losses on investments in mortgage-backed securities were caused by interest rate increases. The contractual cash flows of these securities are guaranteed by Fannie Mae, Ginnie Mae and the Federal Home Loan Mortgage Corporation. It is expected that the securities would not be settled at a price less than the par value of the investment. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Included in available for sale securities is a $1.0 million asset-backed security. Although the Company continues to receive all contractual payments on the bond and the bond is rated A- by Moodys, the default rates on the underlying collateral continues to deteriorate and the future market value could be impaired. At December 31, 2003 the Company had recognized an impairment of $330 thousand on the security.

Corporate debt securities: The unrealized losses on corporate debt securities were caused by interest rate increases. The contractual terms of the bonds do not allow the securities to settle at a price less than the par value of the investments. The credit rating has not decreased during the period the bonds have been outstanding. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the intent and ability to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

3. Loans

The composition of the loan portfolio, net of unearned discount and deferred loan origination fees and costs, at December 31 was as follows:

(In thousands)	2003	2002
SBA held for sale	$ 14,014	$ 14,396
SBA held to maturity	49,983	49,784
Commercial	188,197	163,813
Residential mortgage	51,176	56,297
Consumer	36,385	27,504
Total loans	$339,755	$311,794

SBA loans sold to others and serviced by the Company are not included in the accompanying consolidated balance sheets. The total amount of such loans serviced, but owned by outside investors, amounted to approximately $139,820,000 and $130,492,000 at December 31, 2003 and 2002, respectively.

As of December 31, 2003 and 2002, the Bank's recorded investment in impaired loans, defined as nonaccrual loans, was $5,395,000 and $3,557,000, respectively, and the related valuation allowance was $1,399,000 and $720,732, respectively. This valuation allowance is included in the allowance for loan losses in the accompanying balance sheets. Interest income that would have been recorded had these impaired loans performed under the original contract terms was $282,000, $207,000, and $288,000 for 2003, 2002 and 2001, respectively. Average impaired loans for 2003, 2002 and 2001 were $3,945,000, $3,134,000 and $2,856,000, respectively. At December 31, 2003, $1,876,000 of loans were past due greater than 90 days but still accruing interest as compared to $365,000 at December 31, 2002. Management has evaluated these loans and determined that they are well collateralized or in the process of collection.

As of December 31, 2003, approximately 85% of the Company's loans were secured by real estate. A portion of the Company's SBA loans are located outside the Company's lending area. The Company has a concentration to a group of borrowers in the hotel/motel industry of approximately 13% of the total loan portfolio.

As of December 31, 2003, $6.5 million in residential mortgages were pledged to secure borrowed funds.

In the ordinary course of business, the Company may extend credit to officers, directors or their associates. These loans are subject to the Company's normal lending policy. An analysis of such loans, all of which are current as to principal and interest payments, is as follows:

(In thousands)	2003
Loans to officers, directors or their associates at December 31, 2002	$4,475
New loans	6,212
Repayments	1,545
Loans to officers, directors or their associates at December 31, 2003	$9,142

4. Allowance for Loan Losses

The allowance for loan losses is based on estimates. Ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become known, they are reflected in operations in the periods in which they become known.

An analysis of the change in the allowance for loan losses during years 2001 through 2003 is as follows:

(In thousands)	2003	2002	2001
Balance at beginning of year	$4,094	$3,165	$2,558
Provision charged to expense	1,600	2,350	1,400
	5,694	5,515	$3,958
Charge-offs	873	1,594	923
Recoveries	531	173	130
Net charge-offs	342	1,421	793
Balance at end of year	$5,352	$4,094	$3,165

5. Premises and Equipment

The detail of premises and equipment as of December 31, 2003 and 2002 is as follows:

(In thousands)	2003	2002
Land and buildings	$ 3,833	$ 3,785
Furniture, fixtures and equipment	4,008	3,752
Leasehold improvements	2,174	1,940
Capital leases	–	2,448
Gross premises and equipment	10,015	11,925
Less: Accumulated depreciation and amortization	(4,036)	(3,256)
Net premises and equipment	$ 5,979	$ 8,669

Amounts charged to non-interest expense for depreciation of premises and equipment amounted to $913,000 in 2003, $914,000 in 2002 and $914,000 in 2001. During 2003, the Company was no longer required to account for its leases under the capital lease treatment. The Company currently accounts for all of its leases as operating leases. In addition, the Company has two leases with related parties. The Company leases its Clinton, New Jersey headquarters from partnerships in which Messrs. D. Dallas, R. Dallas and R. Van Volkenburgh are partners. In addition, the Company leased its Scotch Plains, New Jersey office from a partnership in which Messrs. D. Dallas and R. Dallas are partners. Under the leases for these facilities, such partnerships received aggregate rental payments of $494.9 thousand, $481.4 thousand and $469.3 thousand in 2003, 2002 and 2001, respectively. The Company believes that these rent payments reflect market rents and that the leases reflect terms that are comparable to those which could have been obtained in a lease with an unaffiliated third party. The annual base rent under each of these leases is fixed until 2009.

6. Other Assets

The detail of other assets as of December 31, 2003 and 2002 is as follows:

(In thousands)	2003	2002
Deferred tax asset	$2,556	$1,635
Prepaid expenses	487	245
Other real estate owned	327	196
Receivable due from SBA	430	354
Loan servicing rights	1,063	–
Other	1,023	(216)
Total Other Assets	$5,886	$2,214

7. Deposits

The following schedule details the maturity distribution of time deposits:

(In thousands)	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	Over 4 years	Total
At December 31, 2003						
$100,000 or more	$15,336	$ 2,463	$1,201	$2,559	$2,069	$23,628
Less than $100,000	$39,346	$16,898	$3,499	$2,485	$4,367	$66,595
At December 31, 2002						
$100,000 or more	$13,539	$ 3,742	$ 257	$ 623	$1,671	$19,832
Less than $100,000	$52,539	$15,325	$3,127	$1,797	$3,095	$75,883

8. Borrowed Funds and Subordinate Debentures

The following table presents the period-end and average balance of borrowed funds, capital lease obligations and subordinate debentures for the last two years with resultant rates:

(In thousands)	2003		2002	
FHLB Borrowings	Amount	Rate	Amount	Rate
At December 31,	$10,000	4.92%	$10,000	4.92%
Year-to-date average	$10,177	4.92%	$10,662	4.92%
Capital Lease Obligations				
At December 31,	–	–	$ 2,768	9.62%
Year-to-date average	$ 2,355	9.98%	$ 2,807	9.62%
Subordinate Debentures				
At December 31,	$ 9,279	4.57%	$ 9,279	5.21%
Year-to-date average	$ 9,279	4.78%	$ 2,250	5.21%

FHLB Borrowings

The FHLB ten year borrowings are callable at any time and mature December 2010.

Subordinate Debentures

On September 26, 2002, Unity (NJ) Statutory Trust I a statutory business trust and wholly-owned subsidiary of Unity Bancorp Inc., issued $9.0 million of floating rate capital trust pass through securities to investors due on September 26, 2032. The capital securities have preference over the common securities with respect to liquidation and other distributions and qualify as Tier I capital. The Subordinate Debentures are redeemable in whole or part, prior to maturity but after September 26, 2007. The floating interest rate at December 31, 2003 was 4.57%. The additional capital was used to bolster the Company's capital ratios and for general corporate purposes, including among other things, capital contributions to Unity Bank and to fund stock repurchases.

9. Commitments and Contingencies

Facility Lease Obligations

The Company operates thirteen branches, nine branches under operating leases, including its headquarters, and four branches are owned. In addition, the Company has a lease on one other location which is subleased to a third party, with the third party paying rent in equal amounts as per the lease agreement between the Company and the lessor. The leases contractual expiration range is between the years 2006 and 2009. The following schedule summarizes the contractual rent payments for the future years.

(In thousands)	Operating Lease Rental Payments	Rent From Sublet Locations	Net Rent Obligation
2004	$ 955	$67	$ 888
2005	917	–	917
2006	1,020	–	1,020
2007	1,003	–	1,003
2008	935	–	935
Thereafter	1,824	–	1,824

Total rent expense totaled $918,000, $904,000 and $917,000 for 2003, 2002 and 2001, respectively.

During 2003, the Company was no longer required to account for its leases under the capital lease treatment. The Company currently accounts for all of its leases as operating leases.

Litigation

The Company may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. In the best judgement of management, based upon consultation with counsel, the consolidated financial position and results of operations of the Company will not be affected materially by the final outcome of any pending legal proceedings or other contingent liabilities and commitments.

The Bank has been named as a defendant in a lawsuit initiated by Commerce Bank, N.A. and Commerce Bank/Shore, N.A. in the Superior Court of New Jersey, Essex County alleging that the Bank, as payor of certain checks written against certain deposit accounts held at the Bank, improperly refused to honor approximately $4,000,000 of checks. Commerce Bank, N.A. and Commerce Bank/Shore, N.A. has petitioned the Superior Court of New Jersey, Essex County for compensatory and consequential damages of $4,028,584.44, interest, attorney's fees and costs of suit. On March 12, 2004, the aforesaid Court granted Commerce Bank, N.A. partial summary judgment in the amount of $1,800,000 of its aforesaid claim. The Bank intends to appeal such partial summary judgment. The Bank has reviewed the relevant circumstances and believes that it acted properly and that the outcome of the lawsuit will not have a material impact on the consolidated financial position or results of operations of the Company.

On February 2, 2004, the Company and the Bank were named as defendants (along with the Federal Deposit Insurance Corporation ("FDIC")) in a lawsuit initiated by Robert J. Van Volkenburgh (Former Chairman of the Board and Chief Executive Officer of the Company and the Bank as well as a beneficial owner of more than 5% of the outstanding shares of the Company's common stock) in the Superior Court of New Jersey, Hunterdon County alleging that: (i) the Company and the Bank wrongfully terminated his Employment Agreement, and in connection with such alleged wrongful termination, breached the terms of a Supplemental Executive Retirement Plan ("SERP") established for the benefit of Mr. Van Volkenburgh in accordance with such Employment Agreement; and (ii) the Company and the Bank breached the terms of an August 14, 2000 agreement entered into with Mr. Van Volkenburgh whereunder, among other things, he resigned his positions with the Company and the Bank. Mr. Van Volkenburgh filed such complaint in the Superior Court of New Jersey, Law Division, Hunterdon County against the Company, the Bank and the FDIC seeking money damages alleged to be due under his Employment Agreement and the related SERP, as well as other relief. Based solely upon the allegations of that complaint, Mr. Van Volkenburgh claims that his is entitled to (i) payment of his last annual salary of $280,000 for each of three years plus other amounts, (ii) payment of 60% of that annual salary for each of 20 additional years, and (iii) attorney's fees, costs, interest and punitive damages. Mr. Van Volkenburgh also seeks various declaratory relief relative to the FDIC's jurisdiction over certain aspects of the dispute. Mr. Van Volkenburgh previously filed a similar complaint in the Superior Court of New Jersey, which complaint was voluntarily dismissed in September 2002. The Company and the Bank expressly deny any liability to Mr. Van Volkenburgh under the Employment Agreement, the SERP, any other contractual, common law, or statutory basis, or otherwise, and intend to assert a variety of substantive defenses to Mr. Van Volkenburgh's claim. The Company and the Bank have reviewed the relevant circumstances and believe that they acted properly and that the outcome of the lawsuit will not have a material impact on the consolidated financial position or results of operations of the Company.

In December 2003, the Audit Committee of the Company completed an inquiry concerning certain expense reimbursement requests and other actions taken by its former President and Chief Executive Officer. The results of this inquiry did not result in any adjustments to the Company's financial statements for any previously reported interim or annual periods due to such expense reimbursement requests and other actions taken. In connection with Mr. Feraro's resignation, the Company and Mr. Feraro entered into an agreement on December 31, 2003 whereunder, among other things: (i) Mr. Feraro is entitled to receive, in installments through 2004, an amount equal to $320,000 (Mr. Feraro's current annual salary) which the Company accrued in the fourth quarter of 2003; (ii) the Company has agreed to provide medical benefits for Mr. Feraro and his immediate family through2004; (iii) Mr. Feraro will be permitted to exercise, through March 31, 2004, all options to purchase the common stock, no par value, of the Company heretofore granted to Mr. Feraro and vested as of December 31,

2003; (iv) mutual general releases were provided to Mr. Feraro and the Company; and (v) Mr. Feraro agreed to a one-year covenant not to compete. Approximately $700 thousand in professional fees were associated with the audit committee inquiry concerning these expense reimbursement requests and other actions taken by the former President and Chief Executive Officer.

Commitments to Borrowers

Commitments to extend credit are legally binding loan commitments with set expiration dates. They are intended to be disbursed, subject to certain conditions, upon request of the borrower. The Company was committed to advance approximately $89,564,000 to its borrowers as of December 31, 2003, compared to $84,823,000 at December 31, 2002. At December 31, 2003, $25,201,000 of these commitments expire after one year, compared to $15,287,000 a year earlier. At December 31, 2003, the Company had $463 thousand in standby letters of credit compared to $197 thousand in 2002. The Company believes it has the necessary liquidity to honor all commitments. Many of these commitments will expire and never be funded. In addition, approximately 18 percent of these commitments are for SBA loans which may be sold in the secondary market.

10. Shareholders' Equity

On September 26, 2002, the Company enhanced its regulatory capital by issuing $9.0 million of floating rate capital securities. These subordinate debentures qualify as Tier I Capital. See Note 1 Recent Accounting Pronouncements for further discussion.

On October 21, 2002, the Company authorized the repurchase of up 10% of the outstanding common stock. The amount and timing of purchases will be dependent on a number of factors, including the price and availability of the Company's shares, general market conditions and competing alernate uses of funds. As of December 31, 2003, $4.3 million or 643,000 shares of common stock were repurchased and retired.

On January 27, 2003, the Company announced a 5% stock distribution payable to shareholders on March 12, 2003, and accordingly, all share amounts have been restated to include the effect of the dividend. On September 22, 2003, the Company announced a $0.03 cash dividend payable to shareholders on October 31, 2003. On December 17, 2003, the Company announced a $0.03 cash dividend payable to shareholders on January 31, 2004.

11. Other Income

The other income components for the years ended December 31, 2001 through 2003 are as follows:

(In thousands)	2003	2002	2001
Non-deposit account transaction charges	$ 254	$ 201	$174
Loan referral fees	281	606	253
Hallmark Title Agency	152	(12)	-
Other	463	297	270
Total other income	$ 1,150	$1,092	$697

12. Other Operating Expenses

The other operating expense components for the years ended December 31, 2001 through 2003 are as follows:

(In thousands)	2003	2002	2001
Travel entertainment, training & recruiting	$ 384	$ 346	$ 337
Stationery & supplies	308	247	202
Insurance	257	202	179
Other	184	541	335
Total other operating expenses	$1,133	$1,336	$1,053

13. Income Taxes

The components of the provision (benefit) for income taxes are as follows:

(In thousands)	2003	2002	2001
Income Taxes			
Federal - Current provision	$2,669	$2,543	$ -
Federal - Deferred provision (benefit)	(366)	(448)	404
Total Federal provision	2,303	$2,095	$ 404
State - Current provision	588	615	101
State - Deferred provision (benefit)	(66)	(112)	72
Total State provision	522	$ 503	$ 173
Valuation Allowance	(127)	(487)	(959)
Total provision (benefit) for income taxes	$2,698	$2,111	$ (382)

A reconciliation between the reported income taxes and the amount computed by multiplying income before taxes by the statutory Federal income tax rate is as follows:

(In thousands)	2003	2002	2001
Federal income taxes at statutory rate	$2,476	$1,979	$ 564
State income taxes, net of Federal income tax effect	388	336	114
Other, net	(39)	283	(101)
Valuation allowance	(127)	(487)	(959)
Provision (benefit) for income taxes	$2,698	$2,111	$ (382)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The components of the net deferred tax asset at December 31, 2003 and 2002 are as follows:

(In thousands)	2003	2002
Allowance for loan losses	$1,753	$1,372
Unrealized (gain) loss on securities available for sale	312	(177)
Deferred loan costs	(157)	(61)
Operating loss carry-forward	579	684
Other, net	355	281
Net deferred tax asset	2,842	2,099
Less: valuation allowance	(286)	(464)
Net deferred tax asset	2,556	$1,635

The Company computes deferred income taxes under the asset and liability method. Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates to differences between the financial reporting and the tax basis of existing assets and liabilities. A deferred tax liability is recognized for all temporary differences that will result in future taxable income. A deferred tax asset is recognized for all temporary differences that will result in future tax deductions subject to reduction of the asset by a valuation allowance.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The balance of the valuation allowance at December 31, 2003 was $286,000, which reduced the deferred tax asset to $2,556,000.

At December 31, 2003, the Company had available for federal and state tax purposes, pre tax net operating loss carryforwards of approximately $93,000 and $10.0 million, respectively. The net operating loss carryforwards for federal and state purposes expire in 2021 and 2008, respectively.

Included as a component of shareholders' equity is income tax expense (benefit) related to unrealized gains (losses) on securities available for sale of ($472,000), $193,000 and $177,000 in 2003, 2002 and 2001, respectively.

14. Income per Common Share

The following is a reconciliation of the calculation of basic and dilutive income per share. All share amounts have been restated to include the effect of a 5% stock distribution paid on March 12, 2003.

(In thousands except per share)	2003	2002	2001
Net Income	$4,583	$3,709	$2,041
Less: Preferred stock dividends	-	23	276
Preferred stock exchange dividend	-	-	1,786
Net income (loss) to common shareholders	$4,583	$3,686	$ (21)
Weighted average common shares outstanding	5,399	5,483	4,512
Plus: Potential dilutive common stock	256	333	-
Diluted average common shares outstanding	5,655	5,816	4,512
Net Income per common share -			
Basic	$0.85	$0.67	$0.00
Diluted	$0.81	$0.63	$0.00

15. Regulatory Capital

A significant measure of the strength of a financial institution is its capital base. Federal regulators have classified and defined capital into the following components: (1) tier 1 capital, which includes tangible shareholders' equity for common stock and qualifying preferred stock, and (2) tier 2 capital, which includes a portion of the allowance for loan losses subject to limitations, certain qualifying long-term debt and preferred stock which does not qualify for tier 1 capital. Minimum capital levels are regulated by risk-based capital adequacy guidelines, which require a bank to maintain certain capital as a percent of assets and certain off-balance sheet items adjusted for predefined credit risk factors (risk-adjusted assets). A bank is required to maintain, at a minimum, tier 1 capital as a percentage of risk-adjusted assets of 4.0 percent and combined tier 1 and tier 2 capital as a percentage of risk-adjusted assets of 8.0 percent. In addition to the risk-based guidelines, regulators require that a bank which meets the regulator's highest performance and operation standards maintain a minimum leverage ratio (tier 1 capital as a percentage of tangible assets) of 3 percent. For those banks with higher levels of risk or that are experiencing or anticipating significant growth, the minimum leverage ratio will be proportionately increased.

The Company's capital amounts and ratios for each of the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
Leverage ratio	$40,268	9.02%	≥$17,857	4.00%	≥$22,321	5.00%
Tier I risk-based ratio	$40,268	11.28%	≥$14,281	4.00%	≥$21,421	6.00%
Total risk-based capital ratio	$44,731	12.53%	≥$28,561	8.00%	≥$35,702	10.00%
As of December 31, 2002						
Leverage ratio	$35,688	8.38%	≥$17,038	4.00%	≥$21,298	5.00%
Tier I risk-based ratio	$35,688	11.05%	≥$12,919	4.00%	≥$19,379	6.00%
Total risk-based capital ratio	$39,789	12.32%	≥$25,839	8.00%	≥$32,299	10.00%

The Bank's capital amounts and ratios for the last two years are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
Leverage ratio	$32,223	7.22%	≥$17,857	4.00%	≥$22,321	5.00%
Tier I risk-based ratio	$32,223	9.05%	≥$14,249	4.00%	≥$21,373	6.00%
Total risk-based capital ratio	$42,686	11.98%	≥$28,498	8.00%	≥$35,622	10.00%
As of December 31, 2002						
Leverage ratio	$29,509	6.96%	≥$16,956	4.00%	≥$21,195	5.00%
Tier I risk-based ratio	$29,509	9.16%	≥$21,893	4.00%	≥$19,339	6.00%
Total risk-based capital ratio	$33,541	10.41%	≥$25,786	8.00%	≥$32,232	10.00%

16. Employee Benefit Plans

The Bank has a 401(k) savings plan covering substantially all employees. Under the Plan, an employee can contribute up to 20% of their salary on a tax deferred basis. The Bank may also make discretionary contributions to the Plan. The Bank contributed $98,209, $85,906 and $44,000 to the Plan in 2003, 2002 and 2001, respectively. The Bank does not currently provide any other post retirement or post employment benefits to its employees other than the 401(k) plan.

The Company has several stock option Plans. These Plans allow for the grants of options to officers, employees and members of the Board of Directors. Option prices are determined by 100% of the fair value on the date of the grant. The period during which the option is vested is generally 3 years, but no option may be exercised after 10 years from the date of the grant. As of December 31, 2003, 1,009,969 shares have been reserved for issuance, of which 870,250 are outstanding, 86,326 have exercised, forfeited or expired leaving 53,393 available.

Transactions under these five stock option plans are summarized as follows:

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price
Outstanding, December 31, 2000	315,898	$2.68 - $13.04	$ 9.00
Options granted	467,250	2.90 - 4.05	3.80
Options expired	(129,500)	2.90 - 13.04	7.94
Outstanding, December 31, 2001	653,648	$2.68 - $13.04	$ 5.49
Options granted	249,926	6.44	6.44
Options exercised	(9,276)	5.69 - 6.91	6.38
Options expired	(138,661)	3.44 - 13.04	9.71
Outstanding, December 31, 2002	755,637	$ 2.68 - 10.66	$ 5.02
Options granted	169,900	11.28	11.28
Options exercised	(16,156)	3.33 - 10.66	5.06
Options expired	(39,131)	3.33 - 10.66	5.13
Outstanding, December 31, 2003	870,250	$ 2.68 - 11.31	$ 6.24

The following table summarizes information about stock options outstanding at December 31, 2003:

Exercise Price	Shares Outstanding at December 31, 2003	Remaining Contractual Life	Shares Exercisable at December 31, 2003
<$ 4.00	175.805	5.7 years	127,960
$ 4.01 - $ 5.00	259.142	7.4 years	241,448
$ 5.01 - $ 7.00	223.092	7.8 years	107,751
$ 7.01 - $11.99	212.211	8.2 years	37,726
$ 6.24*	870,250		514,885

* Weighted average exercise price

17. Fair Value of Financial Instruments

The fair value estimates for financial instruments are made at a discrete point in time based upon relevant market information and information about the underlying instruments.

Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgment regarding a number of factors. These estimates are subjective in nature and involve some uncertainties. Changes in assumptions and methodologies may have a material effect on these estimated fair values. In addition, reasonable comparability between financial institutions may not be likely due to a wide range of permitted valuation techniques and numerous estimates which must be made. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Federal Funds Sold-

For those short-term instruments, the carrying value is a reasonable estimate of fair value.

Securities-

For the held to maturity and available for sale portfolios, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans-

The fair value of loans is estimated by discounting the future cash flows using current market rates that reflect the credit, collateral and interest rate risk inherent in the loan.

Deposit Liabilities-

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using current market rates.

Borrowings -

The fair value of borrowings are estimated by discounting the projected future cash flows using current market rates.

Unrecognized Financial Instruments

At December 31, 2003, the Bank had standby letters of credit outstanding of $463,000, as compared to $137,000 at December 31, 2002. The fair value of these commitments is nominal.

Below are the Company's estimated financial instruments fair value as of December 31, 2003 and 2002:

	2003		2002	
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets-				
Cash and Federal funds sold	$26,415	$26,415	$30,237	$30,237
Securities held to maturity	13,070	13,457	26,184	26,856
Securities available for sale	79,277	79,277	55,570	55,570
Loans, net of allowance for possible loan losses	334,403	336,405	307,700	312,427
Financial liabilities- Total deposits	414,982	415,635	382,585	384,166
Financial liabilities- Borrowings	19,279	20,739	19,279	20,741

18. Condensed Financial Statements of Unity Bancorp, Inc. (Parent Company Only)

Balance Sheets (in thousands)	December 31 2003	2002
Assets:		
Cash	$ 1,606	$ 5,849
Securities available for sale	376	226
Capital note due from Bank	6,000	-
Investment in subsidiaries	31,993	30,097
Other assets	296	397
Total assets	$40,271	$36,569
Liabilities and Shareholders' Equity:		
Other liabilities	$ 230	$ 184
Other borrowings	9,279	9,279
Shareholders' equity	30,762	27,106
Total Liabilities and Shareholders' equity	$40,271	$36,569

Statements of Operations (in thousands)	December 31 2003	2002	2001
Interest income	$ 293	$ 46	$ 34
Interest expense	430	127	-
Net interest (expense) income	(137)	(81)	34
Gain on sale of available for sale securities	42	-	53
Total (expense) income	(95)	(81)	87
Other expenses	57	80	236
Loss before income tax benefit and equity in undistributed income of subsidiary	(152)	(161)	(149)
Income tax benefit	(51)	-	-
Loss before equity in undistributed income of subsidiary	(101)	(161)	(149)
Equity in undistributed net income of subsidiary	4,684	3,870	2,190
Net income	$ 4,583	$ 3,709	$ 2,041

Statements of Cash Flows (in thousands)	December 31 2003	2002	2001
Operating Activities:			
Net income	$4,583	$3,709	$ 2,041
Adj to reconcile net income to net cash used in operating activities:			
Equity in undistributed earnings of subsidiary	(4,684)	(3,870)	(2,190)
Gain on sale of securities available for sale	(42)	-	(53)
Decrease (increase) in other assets	101	(584)	4
(Decrease) increase in other liabilities	(175)	112	(46)
Net cash used in operating activities	(217)	(633)	(244)
Investing Activities:			
Sales and maturities of securities available for sale	268	-	398
Purchases of securities available for sale	(294)	(85)	-
Dividend from Bank	2,000	-	-
Advance of Capital Note to Bank	(6,000)	-	-
Additional equity investment in bank subsidiary	-	(2,250)	(800)
Net cash used in investing activities	(4,026)	(2,335)	(402)
Financing Activities:			
Proceeds from issuance of common stock, net	162	2,847	1,237
Proceeds for issuance of subordinate debenture	-	9,279	-
Payment to repurchase common stock, net	-	(4,268)	-
Redemption of preferred stock	-	(285)	-
Cash dividends on common stock	(162)	-	-
Cash dividends paid on preferred stock	-	(23)	(45)
Net cash provided by financing activities	$ -	$7,550	$1,192
Net (decrease) increase in cash and cash equivalents	(4,243)	4,582	546
Cash beginning of year	5,849	1,267	721
Cash end of year	$1,606	$5,849	$ 1,267
Supplemental disclosures: Interest paid	$ 430	$ 121	$ -

Quarterly Financial Information (Unaudited)

The following quarterly financial information for the years ended December 31, 2003 and 2002 is unaudited. However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period.

(In thousands, except per share data) 2003	March 31	June 30	September 30	December 31
Total interest income	$6,190	$6,290	$6,139	$6,276
Total interest expense	1,939	1,759	1,673	1,657
Net interest income	4,251	4,531	4,466	4,619
Provision for loan losses	450	400	375	375
Net interest income after provision for loan losses	3,801	4,131	4,091	4,244
Total non-interest income	2,107	1,988	2,125	2,123
Total non-interest expense	4,055	4,201	4,167	4,906
Net income before tax	1,853	1,918	2,049	1,461
Income tax provision	701	703	747	547
Net income	1,152	1,215	1,302	914
Basic income per common share	$ 0.21	$ 0.23	$ 0.24	$ 0.17
Diluted income per common share	$ 0.20	$ 0.22	$ 0.23	$ 0.16

2002	March 31	June 30	September 30	December 31
Total interest income	$5,748	$6,127	$6,227	$6,193
Total interest expense	2,118	2,184	2,145	2,125
Net interest income	3,630	3,943	4,082	4,068
Provision for loan losses	600	975	375	400
Net interest income after provision for loan losses	3,030	2,968	3,707	3,668
Total non-interest income	1,891	2,362	1,622	2,116
Total non-interest expense	3,652	3,900	3,830	4,162
Net income before tax	1,269	1,430	1,499	1,622
Income tax provision	447	514	537	613
Net income	822	916	962	1,009
Preferred stock dividends	8	7	8	-
Net income to common shareholders	814	909	954	1,009
Basic income per common share	$ 0.15	$ 0.17	$ 0.17	$ 0.19
Diluted income per common share	$ 0.14	$ 0.16	$ 0.16	$ 0.18

Unity . . . Forward-Thinking.



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Here We Grow Again!

Unity opened its' 13th branch in Bridgewater on December 15th of 2003. Our retail financial service center is located at 635 East Main Street - 908.218.1932. Come in and meet our staff over a beverage and snack at Café Unity.

800.618.BANK

unitybank.com



Company Information

Unity Bancorp, Inc.

Company Headquarters

Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809

Counsel

McElroy, Deutsch & Mulvaney
Morristown, New Jersey

Auditors

KPMG LLP
Short Hills, New Jersey

Registrar & Transfer Agent

Shareholder address changes or inquiries regarding shareholder accounts and stock transfers should be directed to:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800.866.1340

Investor and Media Inquiries

Analysts, institutional investors, individual shareholders and media representatives should contact:
Alan J. Bedner
Unity Bancorp, Inc.
64 Old Highway 22
Clinton, New Jersey 08809
908.713.4308
alan.bedner@unitybank.com

Web Info

Information on financial results, products and services, and branch locations is available on the internet at: www.unitybank.com or email us at: info@unitybank.com.

Financial Information

Copies of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission may be obtained:

- by writing to Alan J. Bedner, CFO at Company headquarters or email alan.bedner@unitybank.com.
- electronically at the SEC's home page at www.sec.gov.

Stock Listing

Unity Bancorp, Inc. common stock is traded on the NASDAQ under the symbol "UNTY".

Common Stock Prices

The table below sets forth by quarter the range of high, low and quarter-end closing sale prices for Unity Bancorp, Inc's. common stock.

Quarter	High	Low	Close	Cash Dividend Declared
2003				
Fourth	$12.30	$10.50	$11.43	0.03
Third	11.50	10.34	11.20	0.03
Second	11.25	7.88	10.20	-
First	10.06	7.70	7.99	-
2002				
Fourth	$8.10	$6.07	$7.85	-
Third	6.76	5.82	6.27	-
Second	6.90	5.24	6.25	-
First	8.48	5.79	6.19	-

As of March 15, 2004 there were 592 holders of Unity Bancorp, Inc.'s common stock. On January 27, 2003, the Company announced a 5 percent stock dividend which was paid on March 12, 2003.

Annual Meeting of Shareholders

Shareholders are cordially invited to the Annual Meeting of Shareholders. The Meeting will convene at 6:00 pm, Thursday, May 27, 2004, in the Grand Colonial at the Coach and Paddock, Clinton, NJ.


UNITY
BANCORP•INC

64 Old Highway 22
Clinton, New Jersey 08809
800.618.BANK
unitybank.com

Retail Financial Service Centers by County

Hunterdon

Clinton
64 Old Highway 22
908.730.7300

Flemington
110 Main Street
908.782.2000

Whitehouse
370 Route 22 West
908.823.0555

Middlesex

Colonia
1379 St. Georges Avenue
732.815.1177

Edison
1746 Oak Tree Road
732.205.0044

Highland Park
104 Raritan Avenue
732.418.0330

South Plainfield
2426 Plainfield Avenue
908.412.9393

Somerset

Bridgewater
635 East Main Street
908.218.1932

North Plainfield
450 Somerset Street
908.769.0303

Union

Linden
628 North Wood Avenue
908.925.8353

Scotch Plains
2222 South Avenue
908.233.8009

Springfield
733 Mountain Avenue
973.258.0111

Union
952 Stuyvesant Avenue
908.851.9700

